EXHIBIT 99.1

BCE

2011 FIRST QUARTER SHAREHOLDER REPORT

MAY 11, 2011

CONTENTS
MD&A	2
Caution Regarding Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	6
Financial Results Analysis	7
Consolidated Analysis	7
Segmented Analysis	10
Financial and Capital Management	14
Updates to Our Regulatory Environment	17
Assumptions and Risks that Could Affect Our Business and Results	21
Our Accounting Policies	24
Controls and Procedures	25
Non-GAAP Financial Measures	25
Consolidated Financial Statements	27
Notes to Consolidated Financial Statements	31

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. Bell Aliant means Bell Aliant Inc. and its subsidiaries.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the first quarter of 2011 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2010 dated March 10, 2011 (BCE 2010 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to May 11, 2011, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2010 dated March 10, 2011 (BCE 2010 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q1) ended March 31, 2011 and 2010.

Caution Regarding Forward-Looking Statements

This MD&A and, in particular, but without limitation, the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of Bell’s Wireline and Wireless segments, our 2011 cash requirements, our HSPA+ dual cell technology deployment plans and BCE’s business objectives and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at May 11, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans, and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on May 11, 2011. Certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A include, without limitation, those described in the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, which section is incorporated by reference in this cautionary statement. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2010 Annual MD&A remain substantially unchanged.
     Important risk factors including, without limitation, competitive, operational, technological, economic, financial and regulatory risks, that could cause actual results or events to differ materially from those expressed in or implied by the above mentioned forward-looking statements and other forward-looking statements included in this MD&A include, but are not limited to the risks described in the sections of this MD&A entitled Updates to Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results, which sections are incorporated by reference in this cautionary statement. We caution readers that the risks described in the above mentioned sections of this MD&A are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or financial performance.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 11, 2011. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

2  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

About Our Business

QUARTER IN REVIEW

Bell’s operating performance in the first quarter of 2011 was highlighted by strong wireless postpaid subscriber and residential high-speed Internet acquisitions, growing market traction for Bell Fibe TV (our Internet Protocol Television, or IPTV, service) in Toronto and Montréal, fewer network access service (NAS) line losses year over year, higher average revenue per unit (ARPU) across all our consumer product lines, and continued progress in wireline cost reductions. All this contributed to solid service revenue growth, significantly higher EBITDA(1) and margin expansion, when compared to the first quarter of 2010, as well as substantial earnings and free cash flow generation. We also maintained a strong balance sheet, underpinned by investment grade credit ratings that were recently reconfirmed, and a cash balance at March 31, 2011 of approximately $2.1 billion at Bell, a portion of which contributed to the financing of our acquisition of CTV Inc. (CTV), previously CTVglobemedia Inc., completed on April 1, 2011. Additionally, with access to significant committed bank credit facilities totalling $2 billion, our liquidity position amply supports the growth of our business and capital structure objectives in 2011.
     Service revenues at Bell increased 1.8% in Q1 2011, driven by strong wireless and TV revenue growth of 9.2% and 7.5%, respectively. Residential Internet revenue growth of 4.5% also contributed to the year-over-year improvement in service revenues at Bell. Product revenues decreased 6.2%, year over year, due mainly to higher data equipment and information and communications technology (ICT) solutions sales in the first quarter of 2010 to large business customers given continued cautious spending consistent with low levels of employment growth in the economy. As expected, revenues generated in Q1 2010 as a result of the Vancouver Olympic Games also moderated overall revenue performance at Bell in the first quarter of this year, resulting in total combined service and product revenue growth of 1.0% in Q1 2011.
     Bell’s EBITDA increased 6.4% this quarter, reflecting higher operating revenues and tight wireline operating cost control. Despite higher year-over-year wireless postpaid subscriber acquisition and retention costs, wireless EBITDA grew 12.2% this quarter as wireless service revenue margins expanded 1.3 percentage points year over year to 40.3%. Bell Wireline EBITDA improved 4.0%, driven by lower wireline operating costs realized largely from expenses incurred in 2010 for the Vancouver Winter Olympics, decreased labour costs, decreased capital taxes and cost savings realized through renegotiated service contracts and efficiency-related productivity improvements in both our field operations and call centres.
     At Bell Wireless, we continued to broaden our line-up of leading smartphone devices and maintained our market competitiveness with attractive promotional offers, resulting in 13.4% higher postpaid gross subscriber activations year over year. Postpaid gross activations represented approximately 71% of total gross activations in Q1 2011 versus 62% in Q1 2010. Although postpaid net activations of 80,648 remained relatively unchanged year over year as a result of higher customer churn, we experienced a significant increase in smartphone mix in Q1 2011 as compared to last year, which contributed to strong wireless data revenue growth of 38% and wireless ARPU growth of 3.2% in the quarter. Consistent with our focus on higher value postpaid customer acquisitions and aggressive acquisition offers from the new wireless entrants for lower value subscribers, we lost 75,356 net prepaid customers on 24.5% fewer prepaid gross activations this quarter. Accordingly, total wireless net activations decreased to 5,292 in Q1 2011 from 55,625 in Q1 2010.
     We added 7,663 net TV subscribers in Q1 2011, compared to net activations of 19,889 in Q1 2010. Although this result reflected higher customer churn in our Western and Atlantic markets as a result of aggressive competitive pricing on service bundles and other promotional activity by the TV operators in those regions, our Bell Fibe TV service, which is currently available only in select areas of Toronto and Montréal, contributed significantly to TV subscriber acquisitions this quarter. Video ARPU increased 4.4% this quarter, mainly reflecting customer upgrades to higher-priced packages as we continue to successfully leverage our broad selection of high-definition channels and programming.
     We added 13,161 net high-speed Internet subscribers in Q1 2011, compared to 10,467 in Q1 2010. The year-over-year increase was driven largely by our Fibe Internet service offering, fewer residential customer deactivations year over year, and strong Internet attach rates on NAS winbacks and our new Fibe TV service. Our residential Internet ARPU increased 2.3% this quarter, reflecting continued strong consumer demand for higher speeds of service.
     In our traditional local telephone business, NAS net losses improved 40.7% in Q1 2011 to 59,243 from 99,829 in Q1 2010. The improvement in NAS line losses this quarter can be attributed to our residential service bundling capabilities which has been enhanced by the increasing availability of Fibe TV, competitive retention offers, and customer winbacks. Higher wholesale net additions of business access line services and fewer business NAS line disconnections also contributed to the year-over-year improvement in NAS line losses. As a result of our improved performance in both residential and business NAS, the rate of erosion in our total NAS customer base decreased to 5.1% in Q1 2011 from 6.1% in Q1 2010.
     Capital expenditures at Bell increased 16.8% this quarter to $515 million from $441 million in Q1 2010, due mainly to the deployment of broadband fibre to residential homes and businesses in Ontario and Québec, ongoing enhancement of Bell’s core wireline broadband network to support the commercial roll-out of our IPTV service, network capacity growth to accommodate

(1)

We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. EBITDA also is used as a component in the determination of short-term incentive compensation for all management employees. EBITDA may be referred to as an additional GAAP measure because it is displayed on the face of our income statements.

BCE INC.  Q1 2011  QUARTERLY REPORT  3

Management’s Discussion and Analysis

increasing wireline and wireless data consumption, increased investment in customer service to improve client care support systems and self-serve tools, and the construction of data hosting centres.
     For BCE, operating revenues grew 0.7% in Q1 2011, while EBITDA increased 4.6%, mainly as a result of improved year-over-year performance at Bell as described above.
     BCE’s cash flows from operating activities were $734 million this quarter compared to $1,004 million in Q1 2010. Free cash flow(2) available to BCE Inc.’s common shareholders decreased to $265 million in Q1 2011 from $560 million in Q1 2010. The year-over-year decline was primarily the result of customer rebates paid from Bell’s deferral account balance as mandated by the Canadian Radio-television and Telecommunications Commission (CRTC) and higher capital spending, offset partly by higher EBITDA.
     Net earnings attributable to common shareholders for the first quarter of 2011 were $503 million, or $0.67 per share, compared to $706 million, or $0.92 per share, in the same quarter last year. The year-over-year decrease in earnings was due mainly to gains realized on the sale of non-core assets and the fair value gain on the Bell Aliant fund unit liability in Q1 2010. Adjusted net earnings per share(3) (Adjusted EPS) increased to $0.72 per common share in Q1 2011 from $0.61 per common share in the previous year, primarily as a result of higher EBITDA, lower pension finance costs, and slightly higher tax adjustments in Q1 2011 as compared to Q1 2010 resulting from the favourable resolution of uncertain tax positions. Higher year-over-year depreciation and amortization expense and increased interest expense partly offset the improvement in Adjusted EPS this quarter.

Bell Customer Connections

	NET ACTIVATIONS				TOTAL CONNECTIONS
					MARCH 31,	MARCH 31,
	Q1 2011	Q1 2010	% CHANGE		2011	2010	% CHANGE
NAS	(59,243)	(99,829)	40.7%		6,416,462	6,761,193	(5.1%	)
Growth services portfolio:
Wireless	5,292	55,625	(90.5%	)	7,247,340	6,888,927	5.2%
Postpaid	80,648	81,212	(0.7%	)	5,622,017	5,122,442	9.8%
Prepaid	(75,356)	(25,587)	n.m.		1,625,323	1,766,485	(8.0%	)
High-speed Internet	13,161	10,467	25.7%		2,110,487	2,067,458	2.1%
TV	7,663	19,889	(61.5%	)	2,027,761	1,968,766	3.0%
Total growth services	26,116	85,981	(69.6%	)	11,385,588	10,925,151	4.2%

n.m.: not meaningful

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Completion of CTV acquisition

On April 1, 2011, we completed the approximate $3.2 billion acquisition of CTV and launched Bell Media, a new business unit encompassing all of CTV and certain other Bell content assets. We fulfilled all regulatory, legal and other requirements to close the transaction approximately 90 days earlier than originally expected, due to expeditious approvals by the CRTC and the Competition Bureau.
     We announced in September 2010 that Bell would acquire 100% of CTV to accelerate the delivery of media to Canadians across multiple broadband platforms. We believe the acquisition of Canada’s premier media company also more than levels the competitive playing field in a marketplace where most of Bell’s major competitors are integrated communications and broadcast companies.
     As a result of the CTV acquisition, Bell will proceed with the implementation of a benefits package worth approximately $240 million, consisting of programming, job-creation and technological benefits for the Canadian broadcasting industry. This package includes the development of new, independently produced programming of national interest including dramas, documentaries and new media content, extended news programming in cities across Western Canada, increased Bell TV carriage of local stations and deployment of advanced digital data compression technology known as MPEG-4, as well as local programming on CTV’s /A\ channels.

Enhanced Mobile TV service and expanded online access to CTV programming

In April 2011, we introduced an enhanced Mobile TV service from Bell Mobility featuring live and on-demand access to expanded content from CTV, TSN, RDS, BNN, MTV and other top brands in Canadian news, sports and entertainment from Bell Media. Available on both smartphones and tablet devices, this new content complements Bell Mobile TV’s already industry-leading content line-up, which includes exclusive major league hockey, football and soccer sports broadcasts. Bell  Media is offering this new package of mobile content on commercial terms to all Canadian wireless providers.

(2)

Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

(3)	Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

4  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

     Enabled by our acquisition of CTV, Bell TV customers also now have expanded online access to an array of top-rated CTV programming anywhere in Canada where they have a high-speed Internet connection. This latest Bell TV Online enhancement supports Bell’s strategy to deliver content across multiple screens – computers, TVs, smartphones and tablets.

Fibe TV footprint expands to more than 800,000 households

We continued to expand Bell’s Fibe TV footprint in communities across Ontario and Québec. At the end of the first quarter of 2011, Bell’s IPTV footprint encompassed more than 800,000 households in Toronto and Montréal, up from approximately 500,000 homes passed at the end of 2010. Fibe TV service was introduced commercially in select areas of Toronto and Montréal in September  2010.

Increasing HSPA+ wireless network speed through dual-cell technology deployment

In the first quarter of 2011, we continued to deploy HSPA+ dual-cell technology, which doubles the speed of high-speed packet access plus (HSPA+) mobile data service from up to 21 megabits per second (Mbps) to as high as 42 Mbps when using capable universal serial bus (USB) modem devices. In November 2010, Bell became the first wireless company in North America to deploy leading-edge dual-cell technology with the launch of 42 Mbps wireless service in Toronto. Since that time, we have expanded service to more Canadian cities and towns, including Vancouver, Whistler, Calgary, Edmonton, Fort McMurray and Winnipeg. Expansion to additional Canadian cities is expected to continue throughout 2011.

Enhancing our business ICT capabilities

In the first quarter of 2011, we announced the construction of two new data centres in the National Capital Region and Markham, Ontario that will provide Bell’s business customers with co-location, managed hosting and next-generation cloud computing services. Once they are in service, Bell will have six such centres across Canada.
     On January 1, 2011, we completed the purchase of xwave, the Bell Aliant division specializing in IT professional services and advanced technology solutions. This acquisition expands Bell’s portfolio of services to corporate and public sector clients, while enhancing our ability to provide managed hosting and cloud computing services.

New $1 billion public debt offering

On March 16, 2011, Bell Canada completed its public offering of $1 billion principal amount of Medium Term Debentures (Series M-22 Debentures). The Series M-22 Debentures, which are dated March 16, 2011, will mature on March 16, 2018 and carry an annual interest rate of 4.4%. The Series M-22 Debentures are fully and unconditionally guaranteed by BCE Inc. The net proceeds of this offering were used to finance our acquisition of CTV.

Bell Aliant

On January 1, 2011, Bell Aliant changed to a corporate structure from an income fund. BCE’s ownership position and shareholder rights did not change as a result of this conversion.

BCE INC.  Q1 2011  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Quarterly Financial Information

BCE’s 2011 first quarter interim condensed financial report was prepared in accordance with International Financial Reporting Standards (IFRS) under International Accounting Standard (IAS) 34 – Interim Financial Reporting. This is our first interim financial report prepared under IFRS and IFRS 1 – First-time Adoption of IFRS has been applied.
     The following table shows selected consolidated financial data of BCE, prepared in accordance with IFRS, for the five most recently completed quarters. Prior to the adoption of IFRS, our consolidated financial data was prepared in accordance with previous Canadian generally accepted accounting principles (previous Canadian GAAP).

	IFRS					PREVIOUS CANADIAN GAAP(1)
	2011			2010			2009
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenues	4,466	4,679	4,517	4,440	4,433	4,650	4,457	4,297
EBITDA	1,833	1,748	1,841	1,843	1,753	1,737	1,801	1,791
Depreciation	(611)	(607)	(600)	(595)	(586)	(704)	(636)	(630)
Amortization of intangible assets	(179)	(193)	(181)	(183)	(180)	(200)	(192)	(191)
Severance, acquisition and other costs	(61)	(86)	(129)	(15)	(32)
Restructuring and other						(82)	(191)	(146)
Earnings from continuing operations	582	344	482	630	734	377	584	376
Discontinued operations						(1)	–	(4)
Net earnings	582	344	482	630	734	376	584	372
Net earnings attributable to common shareholders	503	318	454	605	706	350	558	346
Net earnings per common share
Net earnings – basic	0.67	0.42	0.60	0.80	0.92	0.46	0.72	0.45
Net earnings – diluted	0.67	0.42	0.60	0.80	0.92	0.46	0.72	0.45
Included in net earnings:
Net gains (losses) on investments
Continuing operations	–	–	–	8	125	11	36	–
Discontinued operations						–	(4)	(3)
Severance, acquistion and other costs	(40)	(67)	(91)	(6)	(25)
Restructuring and other						(48)	(123)	(98)
Fair value adjustment on fund unit liability	–	(58)	(56)	16	147
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	(3)	(10)	(8)	(8)
Adjusted net earnings	543	446	611	595	467	387	649	447
Adjusted EPS	0.72	0.59	0.81	0.78	0.61	0.51	0.84	0.58
Average number of common shares outstanding – basic (millions)	752.9	754.1	756.7	759.7	765.7	767.2	767.2	769.0
(1)

Under previous Canadian GAAP, the term EBITDA was a non-GAAP financial measure. Refer to the section entitled Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable previous Canadian GAAP financial measure for 2009.

6  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in the first quarter of 2011 compared with the first quarter of 2010. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q1 2011	Q1 2010	% CHANGE
Operating revenues	4,466	4,433	0.7%
Operating costs	(2,633)	(2,680)	1.8%
EBITDA	1,833	1,753	4.6%
Depreciation	(611)	(586)	(4.3%	)
Amortization of intangible assets	(179)	(180)	0.6%
Severance, acquisition and other costs	(61)	(32)	(90.6%	)
Finance costs
Interest expense	(191)	(172)	(11.0%	)
Interest on employee benefit obligations	(242)	(248)	2.4%
Interest on fund unit liability	–	(92)	100.0%
Expected return on pension plan assets	254	225	12.9%
Other (expense) income	(22)	269	n.m.
Earnings before income taxes	781	937	(16.6%	)
Income taxes	(199)	(203)	2.0%
Net earnings	582	734	(20.7%	)
Net earnings attributable to:
Common shareholders	503	706	(28.8%	)
Preferred shareholders	29	29	–
Non-controlling interest	50	(1)	n.m.
Net earnings	582	734	(20.7%	)
Earnings per share (EPS)	0.67	0.92	(27.2%	)
Adjusted EPS	0.72	0.61	18.0%

n.m.: not meaningful

Operating Revenues

Total operating revenues for BCE were $4,466 million in the first quarter of 2011, representing a 0.7% increase compared to operating revenues of $4,433 million in the first quarter of 2010. Higher revenues at Bell, offset partly by lower revenues at Bell Aliant, resulted in the year-over-year increase in BCE’s total operating revenues this quarter.
     Bell’s operating revenues increased 1.0% in Q1 2011 to $3,882 million from $3,845 million in Q1 2010, due to higher revenues at our Bell Wireless segment offset partly by a decline in Bell Wireline revenues. Operating revenues for Bell in the first quarter of 2011 were comprised of service revenues of $3,473 million, representing a 1.8% increase over the first quarter of 2010, and product revenue of $409 million, representing a 6.2% decline year over year.
     Bell Wireline’s revenues decreased 2.7% this quarter, due mainly to lower local and access, long distance and data equipment revenues. Growth in revenues from our video and residential Internet services moderated this decline.
     Bell Wireless segment revenues grew 9.2% in Q1 2011, mainly as a result of increased service revenues from a larger subscriber base, increased data usage that generated higher ARPU year over year, and higher product revenues due to higher postpaid subscriber acquisitions and handset upgrade volumes.
     Revenues at Bell Aliant were 1.0% lower in the first three months of 2011, compared to the same period one year earlier, due to the continued decline in its local voice and long distance revenues. The year-over-year decrease was offset partly by revenue growth from Internet, wireless and TV services.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

BCE INC.  Q1 2011  QUARTERLY REPORT  7

Management’s Discussion and Analysis

Operating Costs

Operating costs for BCE were $2,633 million in the first quarter of 2011 compared to $2,680 million in the same quarter in 2010. The year-over-year decrease was the result of reduced operating costs at Bell. Bell Aliant’s operating costs this quarter remained essentially unchanged, year over year, at $354 million, compared to $351 million in Q1 2010.
     Bell’s operating costs were $2,377 million in Q1 2011, down 2.2% from $2,430 million, in Q1 2010. The year-over-year decrease was due to reduced operating costs at our Bell Wireline segment, offset partly by higher operating costs at Bell Wireless.
     Lower operating costs at Bell Wireline, which improved 6.6% to $1,628 million this quarter from $1,743 million last year, were largely the result of Vancouver Winter Olympics-related expenses incurred in Q1 2010 that did not recur this year, decreased labour costs, reduced purchases of goods and services due mainly to lower product sales year over year, decreased capital taxes, as well as the positive impact of cost savings realized through renegotiated service contracts and efficiency-related productivity improvements.
     Bell Wireless’ operating costs increased 7.5% to $790 million in Q1 2011 from $735 million in Q1 2010, primarily as a result of greater year-over-year postpaid gross subscriber acquisitions, increased spending on customer retention and upgrades, and higher overall labour costs.
     Total pension current service cost at BCE increased 11.3% to $59 million this quarter from $53 million in Q1 2010. Pension current service cost at Bell totalled $44 million in Q1 2011, up from $40 million in Q1 2010. The year-over-year increase was attributable to the impact of a lower discount rate on employee benefit obligations under the employee benefit plans. Pension current service cost at Bell Aliant also was slightly higher, increasing to $15 million this quarter from $13 million in Q1 2010.
     See Segmented Analysis for a discussion of operating costs on a segmented basis.

EBITDA

EBITDA at BCE increased 4.6% in Q1 2011 to $1,833 million from $1,753 million in Q1 2010, due to higher EBITDA at Bell driven by solid revenue growth and continuing rigorous management of operating costs as described above. Lower EBITDA at Bell Aliant moderated the year-over-year increase in BCE’s EBITDA this quarter. BCE’s EBITDA margin improved 1.5 percentage-points, year over year, to 41.0% in Q1 2011 from 39.5% in Q1 2010.
     Bell’s EBITDA in the first three months of 2011 was $1,505 million, up 6.4% from $1,415 million in the first quarter of 2010. As a result, Bell’s EBITDA margin also increased, improving to 38.8% in Q1 2011 from 36.8% in Q1 2010. The increase in Bell’s EBITDA this quarter was driven by improved performance at both our Bell Wireless and Bell Wireline segments.
     Bell Wireless’ EBITDA increased 12.2% in Q1 2011, despite higher year-over-year customer acquisition and retention spending, as a result of significant wireless revenue growth and control over selling, general and administrative costs.
     EBITDA at our Bell Wireline segment increased 4.0% in Q1 2011 as a result of a decline in operating costs, year over year, offset partly by lower revenues as described above.
     Bell Aliant’s EBITDA decreased 3.0% in Q1 2011, mainly reflecting lower year-over-year operating revenues.

Depreciation and Amortization

Depreciation

Depreciation of $611 million in the first quarter of 2011 represented an increase of $25 million, or 4.3%, compared to $586 million for the same period last year due to additions in 2010 to property, plant and equipment.

Amortization

Amortization was $179 million in the first quarter of 2011 compared to $180 million for the same period last year.

Severance, Acquisition and Other costs

We recorded severance, acquisition and other costs of $61 million in the first quarter of 2011. These included:

  charges related to voluntary and involuntary workforce reduction initiatives of $42 million at Bell and $1 million at Bell Aliant acquisition costs of $2 million

  other charges of $16 million in the first quarter of 2011, which included $6 million of real estate costs related to workforce reduction initiatives.

We recorded severance, acquisition and other costs of $32 million in the first quarter of 2010. These included:

  charges related to voluntary and involuntary workforce reduction initiatives of $11 million at Bell and $11 million at Bell Aliant acquisition costs of $3 million
  other charges of $7 million in the first quarter of 2010, which included $2 million of real estate costs related to workforce reduction initiatives.

8  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Finance costs

Interest expense

Interest expense of $191 million in the first quarter of 2011 represented an increase of $19 million, or 11.0%, compared to $172 million for the same period last year as a result of higher average debt levels, partially offset by lower average interest rates and the cessation of capitalization of interest expense on our spectrum licences in 2011.

Interest on employee benefit obligations

Interest on employee benefit obligations of $242 million in the first quarter of 2011 represented a decrease of $6 million, or 2.4%, compared to $248 million for the same period last year as a result of a lower discount rate used to value our employee benefit obligations.

Interest on fund unit liability

Interest on the fund unit liability of $92 million in the first quarter of 2010 represents the distributions declared and paid to third party fund unit holders.

Expected return on pension plan assets

Expected return on pension plan assets of $254 million in the first quarter of 2011 represented an increase of $29 million, or 12.9%, compared to $225 million for the same period last year mainly as a result of higher assets in the Bell pension plan in 2011 due to the return on pension plan assets in 2010 and a voluntary contribution to the pension plan made in December 2010.

Other (expense) income

Other expense of $22 million in the first quarter of 2011 represented a decrease of $291 million, compared to Other income of $269 million for the same period last year, mainly as a result of the impairment of our Calgary Westwinds campus in the amount of $21 million in the first quarter of 2011 compared to the gain on sale of our investment in SkyTerra Communications Inc. of $120 million realized in Q1 2010 and a mark-to-market gain in Q1 2010 on the fund unit liability of $147 million.

Income taxes

Income taxes of $199 million in the first quarter of 2011 represented a decrease of $4 million, or 2.0%, compared to $203 million for the same period last year due to higher reversals of uncertain tax positions in 2011 as certain audit issues were settled and a lower corporate tax rate, partly offset by higher taxable income.

Net earnings attributable to non-controlling interest

Non-controlling interest of $50 million in the first quarter of 2011 represented an increase of $51 million, compared to negative non-controlling interest of $1 million for the same period last year. On January 1, 2011, Bell Aliant changed its corporate form from an income fund to a corporation, thereby removing our fund unit liability and re-establishing non-controlling interest. Our ownership interest remained the same as a result of the change as fund units were exchanged for common shares on a one-for-one basis.

Net Earnings and EPS

Net earnings attributable to common shareholders for the first quarter of 2011 were $503 million, or $0.67 per common share, compared with net earnings of $706 million, or $0.92 per common share, for the same period last year. The decrease in 2011 was a result of higher depreciation and interest expense and an impairment charge on our Calgary Westwinds campus, partly offset by higher EBITDA, lower net employee benefit plans cost, a lower tax rate and fewer shares outstanding. The decrease also was due in part to an increase in severance, acquisition and other costs in Q1 2011 as compared to Q1 2010, and gains on investments in Q1 2010. Additionally, for 2010, Adjusted net earnings excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest.
     Excluding the impact of these severance, acquisition and other costs, gains on investments, the fair value adjustments to our fund unit liability and adjustments to earnings to reflect the interest on the fund unit liability as non-controlling interest, Adjusted net earnings was $543 million in the first quarter of 2011, an increase of $76 million compared to $467 million for the same period last year. As a result, Adjusted EPS increased 18.0% in Q1 2011 to $0.72 per common share from $0.61 in Q1 2010.

BCE INC.  Q1 2011  QUARTERLY REPORT  9

Management’s Discussion and Analysis

SEGMENTED ANALYSIS

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     In the first quarter of 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, we have restated prior period results for Bell Wireline and Bell Aliant to reflect the change of ownership in xwave between Bell and Bell Aliant. Our reportable segments and consolidated results did not change as a result of this restatement.

OPERATING REVENUES	Q1 2011	Q1 2010	% CHANGE
Bell Wireline	2,672	2,747	(2.7%	)
Bell Wireless	1,251	1,146	9.2%
Inter-segment eliminations	(41)	(48)	14.6%
Bell	3,882	3,845	1.0%
Bell Aliant	682	689	(1.0%	)
Inter-segment eliminations	(98)	(101)	3.0%
Total operating revenues	4,466	4,433	0.7%

EBITDA	Q1 2011	Q1 2010	% CHANGE
Bell Wireline	1,044	1,004	4.0%
Bell Wireless	461	411	12.2%
Bell	1,505	1,415	6.4%
Bell Aliant	328	338	(3.0%	)
Total EBITDA	1,833	1,753	4.6%

Bell Wireline Segment

Bell Wireline Revenue

BELL WIRELINE REVENUE	Q1 2011	Q1 2010	% CHANGE
Local and access	729	762	(4.3%	)
Long distance	234	236	(0.8%	)
Data	955	1,015	(5.9%	)
Video	460	428	7.5%
Equipment & other	219	227	(3.5%	)
Total external revenues	2,597	2,668	(2.7%	)
Inter-segment revenues	75	79	(5.1%	)
Total Bell Wireline revenue	2,672	2,747	(2.7%	)

Bell Wireline revenues totalled $2,672 million in the first quarter of 2011, down 2.7% from $2,747 million in the first quarter of 2010. Year-over-year declines of $33 million in local and access, $2 million in long distance, $60 million in data, and $8 million in equipment and other were offset partly by a $32 million increase in video revenue.

Local and access

Local and access revenues were $729 million in the first quarter of 2011, down 4.3% from $762 million in the same quarter in 2010. This decrease was due mainly to ongoing residential and business NAS erosion and reprice pressures, mainly within our large and mass business markets, as a result of competitive pricing offers in the marketplace. Although local and access revenues were 4.3% lower year over year, the rate of decline this quarter improved as compared to 5.4% in both Q1 2010 and Q4 2010, due mainly to fewer NAS net losses, year over year, and the favourable impact of price increases which contributed to higher Home Phone ARPU this quarter.
     Our NAS net losses in the first three months of 2011 were 59,243, representing a 40.7% improvement over net losses of 99,829 in the same quarter last year. This result reflected fewer year-over-year residential NAS line losses, which improved 15.0% in Q1 2011. Although residential NAS continued to be affected by aggressive pricing and promotional activity by cable TV competitors in our incumbent areas of Ontario and Québec, as well as by the effects of wireless and Internet-based technological substitution, the improvement in NAS line losses this quarter can be attributed to our service bundling capabilities which has been enhanced by the increasing availability of Fibe TV, competitive retention offers, and customer winbacks.

10  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

     Business NAS lines increased 5,044 in the first quarter of 2011, compared to a net loss of 24,211 in the first quarter of 2010, mainly as a result of growth in wholesale net additions via a third-party reseller of business access line services. The year-over-year improvement was also driven by fewer business NAS line disconnections reflecting the success of our customer retention strategies, despite increased competition in the mass and mid-sized business market, continued soft demand for new installations due to sluggish employment rates and cautious spending, as well as on-going conversion of voice lines to more efficient IP-based services.
     At March 31, 2011, our combined residential and business NAS customer base totalled 6,416,462 lines (comprised of 3,544,600 residential lines and 2,871,862 business lines), compared to 6,761,193 lines (comprised of 3,810,912 residential lines and 2,950,281 business lines) at the end of the first quarter of 2010. As a result of the reduction in combined residential and business NAS line losses year over year, the rate of erosion on our total NAS customer base decreased to 5.1% in Q1 2011 from 6.1% in Q1 2010. This was comprised of annualized rates of residential and business NAS erosion this quarter of 7.0% and 2.7%, respectively, compared to 8.0% and 3.6% in the first quarter of 2010.

Long distance

Long distance revenues were $234 million in the first three months of 2011, down 0.8% from $236 million in Q1 2010. The rate of long distance revenue erosion in Q1 2011 improved considerably compared to previous quarters, mainly as a result of higher revenues from increased sales of global long distance minutes. These revenues were offset by the unfavourable impact of lower minutes of use by residential and business customers resulting from competitive NAS line losses and technology substitution to wireless calling and IP-based services, on-going toll competition, rate pressures in our business markets, as well as the continuing shift by residential customers from per-minute rate plans to unlimited or high-usage packages for a set monthly price.

Data

Data revenues totalled $955 million in Q1 2011, down 5.9% from $1,015 million in Q1 2010. The year-over-year decrease resulted from reduced sales of data-related equipment and ICT managed services to large business customers primarily in the public sector, IP broadband connectivity revenues generated in the first quarter of 2010 by our Business Markets unit directly as a result of the Vancouver Olympic Games, as well as the continued decline in legacy data revenues. The decrease in legacy data revenues can be attributed to continued business customer migration to IP-based systems, competitive losses, pricing pressures in our business and wholesale market segments, and a lower volume of digital network access circuits in use by our business customers due to continued cautious spending consistent with low levels of employment growth in the economy. These factors, which had an unfavourable impact on Bell’s overall data revenue growth this quarter, were offset partly by higher residential Internet service revenues driven primarily by subscriber growth and a higher proportion of customers subscribing to Bell Fibe Internet packages.
     We added 13,161 net high-speed Internet subscribers in the first quarter of 2011, compared to 10,467 in the first three months of 2010. Despite ongoing aggressive acquisition offers from our competitors and wireless substitution, the year-over-year increase was driven largely by our Fibe Internet service offering as the broadband consumer market continues to demonstrate strong demand for higher speeds of service, fewer residential customer deactivations year over year, and strong Internet attach rates on NAS winbacks and our new Fibe TV service. At March 31, 2011, our total number of high-speed Internet connections was 2,110,487, representing a 2.1% increase since the end of the first quarter of 2010.

Video

Video revenues increased 7.5% in the first quarter of 2011 to $460 million from $428 million in the first quarter of 2010, as a result of higher ARPU and a larger customer base. Video ARPU in Q1 2011 was up 4.4%, or $3.16, to $75.76 per month from $72.60 per month in Q1 2010. The year-over-year improvement in video ARPU was due mainly to customer upgrades to higher-priced programming packages, driven partly by increased customer adoption of premium set-top boxes (STBs), and price increases.
     We added 7,663 net TV subscribers in Q1 2011, compared to net activations of 19,889 in Q1 2010. Although this result reflected higher customer churn in our Western and Atlantic markets as a result of aggressive competitive pricing on service bundles and other promotional activity by the TV operators in those regions, our Bell Fibe TV service, which is currently available only in select areas of Toronto and Montréal, contributed significantly to TV subscriber acquisitions this quarter. Our video churn rate in Q1 2011 increased to 1.4% from 1.1% in Q1 2010. Wholesale satellite TV net additions this quarter were relatively unchanged year over year. At March 31, 2011, our video subscriber base totalled 2,027,761, representing a 3.0% increase since the end of the first quarter of 2010.

Equipment & other

Equipment and other revenues decreased 3.5% this quarter to $219 million from $227 million in Q1 2010. The year-over-year decline was due mainly to lower year-over-year wireline equipment sales, as well as to promotional offers at Bell TV that reduced the average retail price of our premium video STBs.

BCE INC.  Q1 2011  QUARTERLY REPORT  11

Management’s Discussion and Analysis

Bell Wireline EBITDA

EBITDA for our Bell Wireline segment was $1,044 million in the first quarter of 2011, up 4.0% from $1,004 million in the first three months of 2010. This corresponded to an EBITDA margin of 39.1% this quarter, representing a 2.6 percentage-point improvement over Q1 2010.
     The year-over-year increase in Bell Wireline EBITDA was due primarily to reduced operating costs, which improved 6.6% this quarter to $1,628 million from $1,743 million in the first quarter of 2010. This improvement was due primarily to:

  lower operating expenses and marketing-related costs as a result of costs incurred for our sponsorship of the Vancouver Winter Olympics in Q1 2010 lower cost of revenues as a result of decreased product sales year over year a decline in labour costs due to a reduced workforce and decreased use of outsourced labour lower stock-based and variable management compensation expenses

  IT savings from reduced contract maintenance and project costs as well as lower print and mailing costs for customer billing lower U.S. dollar hedge rates in 2011 on our U.S. dollar-denominated purchases the elimination of capital taxes at the end of 2010

  decreased bad debt expense

  other efficiency gains resulting from productivity and service improvements in both our field operations and residential services call centres.

Higher cost of revenues resulting from increased sales of global long distance minutes, as well as higher pension current service costs, partly offset the year-over-year improvement in Bell Wireline operating costs.
     Additionally, the favourable impact of lower operating costs on Bell Wireline EBITDA in Q1 2011 was moderated by the 2.7% decline in operating revenues this quarter as described previously.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q1 2011	Q1 2010	% CHANGE
Service	1,145	1,053	8.7%
Product	99	86	15.1%
Total external revenues	1,244	1,139	9.2%
Inter-segment revenues	7	7	–
Total Bell Wireless revenue	1,251	1,146	9.2%

Bell Wireless operating revenues, comprised of network service and product revenues, increased 9.2% to $1,251 million in the first quarter of 2011 from $1,146 million in the first quarter of 2010.
     Wireless service revenue grew 8.7% in Q1 2011 to $1,145 million from $1,053 million in Q1 2010. The year-over-year increase was the result of postpaid subscriber base growth and increased wireless data usage, which contributed to higher ARPU in Q1 2011. Wireless data revenue was 38% higher this quarter compared to Q1 2010, while wireless voice revenue increased 1.1% year over year.
     Product revenues were 15.1% higher in the first quarter of 2011, increasing to $99 million from $86 million in the same quarter in 2010, even with lower average handset pricing driven by discounted acquisition offers in response to the high level of competitive intensity. The year-over-year increase reflected higher smartphone sales, as well as a higher number of gross postpaid subscriber activations and customer upgrades.
     Blended ARPU increased 3.2% in Q1 2011 to $51.68 per month from $50.07 per month in Q1 2010 as a result of higher postpaid ARPU. Lower prepaid ARPU, year over year, moderated the improvement in blended ARPU this quarter.
     Postpaid ARPU increased 1.3% in Q1 2011 to $62.51 per month from $61.72 per month in Q1 2010. The increase was due to data ARPU growth, reflecting increased use of e-mail, wireless Internet, text messaging and other mobile applications, as well as increased adoption of data plans, driven by increased penetration of smartphones and other data devices including turbo hubs and tablets. Higher long distance revenue attributable to increased prices on long distance wireless plans and increased usage also contributed to higher postpaid ARPU in Q1 2011. Lower voice ARPU was driven mainly by competitive price pressures and substitution for data features and services.
     Prepaid ARPU was $15.36 per month in Q1 2011 compared to $16.87 per month in Q1 2010. The year-over-year decrease was mainly the result of lower average usage per customer driven by increased prepaid-to-postpaid customer migrations. Additionally, increased competitive intensity during the quarter from the newer wireless entrants at the low end of the consumer market resulted in the loss of some higher ARPU prepaid customers, contributing to lower prepaid ARPU year over year.
     Postpaid gross activations increased 13.4% this quarter to 299,657 from 264,312 in Q1 2010. Postpaid gross activations represented approximately 71% of total gross activations in Q1 2011, compared to 62% in Q1 2010. The year-over-year increase in postpaid gross activations reflected our extensive handset line-up, including the latest smartphones and other sought-after

12  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

mobile devices many of which are exclusive to Bell for a certain period of time, promotional offers, a continued focus on attracting high value customers, and expanded distribution. At March 31, 2011, smartphone subscribers represented 34% of the postpaid subscriber base as compared to 20% one year earlier.
     Prepaid gross activations decreased 24.5% in Q1 2011 to 124,142 from 164,522 in Q1 2010, primarily due to our emphasis on postpaid acquisitions at Bell Mobility and Virgin as well as aggressive acquisition offers from the new wireless entrants for lower value subscribers.
     Notwithstanding significantly higher postpaid gross activations year over year, total gross wireless activations decreased 1.2% in Q1 2011 to 423,799 from 428,834 in Q1 2010 due to lower prepaid gross activations.
     Our blended churn rate increased to 1.9% in Q1 2011 from 1.8% in Q1 2010 as a result of higher postpaid and prepaid churn. Postpaid churn increased to 1.4% this quarter from 1.2% in Q1 2010, while prepaid churn increased to 3.7% from 3.4% for the same respective periods. Higher postpaid and prepaid churn this quarter mainly reflected heightened competitive marketing intensity, particularly at the low end of the consumer market, due in part to price competition and an increased number of unlimited usage rate plan offers. Although our postpaid churn rate this quarter increased year over year, it improved compared to churn of 1.5% in Q4 2010, reflecting successful customer retention efforts and continued enhancements to network quality.
     Total wireless net subscriber activations decreased to 5,292 in Q1 2011 from 55,625 in the first three months of 2010 as strong growth in higher value postpaid gross activations was offset largely by fewer prepaid gross activations and increased churn. Postpaid net activations this quarter were essentially stable, year over year, at 80,648 compared to 81,212 in Q1 2010, while prepaid net customer losses increased to 75,356 from 25,587 in the same respective periods. At March 31, 2011, we provided service to 7,247,340 wireless subscribers, representing a 5.2% increase since the end of the first quarter of 2010.

Bell Wireless EBITDA

Our Bell Wireless segment reported EBITDA of $461 million in the first quarter of 2011, up 12.2% from $411 million in the first three months of 2010. The year-over-year increase in Bell Wireless EBITDA was mainly the result of higher wireless operating revenues as described above, offset partly by higher operating costs. Bell Wireless’ EBITDA margin as a percentage of wireless service revenue was 40.3% in Q1 2011, up from 39.0% in Q1 2010.
     Bell Wireless’ operating costs, which increased 7.5% in Q1 2011 to $790 million from $735 million in Q1 2010, reflected higher year-over-year spending on customer retention and handset upgrades, increased subscriber acquisition costs resulting from a greater number of postpaid gross activations and higher per-unit handset costs to support increased smartphone loading, higher payments to other carriers due to increased data roaming volume, as well as higher labour costs related to annual wage increases for our full-time workforce and increased outsourced labour to provide customer support to a growing base of smartphone customers using more sophisticated data services and applications. Lower advertising and marketing expenses due to higher spending last year during the Vancouver Winter Olympics, as well as reduced general administrative costs reflecting improved efficiency in supporting our wireless subscriber base, partly offset the increase in wireless operating costs this quarter.
     Beginning in Q1 2011, we have changed our methodology for calculating wireless COA to better align with Canadian industry practices which excludes certain recurring commissions paid from the calculation of COA and, instead, considers them to be a cost of maintaining customers. Prior quarters have been restated to make year-over-year comparisons consistent.
     Wireless COA per gross activation increased 14.0% in Q1 2011 to $366 from $321 in the previous year. Wireless COA per gross activation increased year over year, mainly as a result of higher per-unit handset subsidies and sales commissions driven by a higher proportion of postpaid and smartphone customer activations this quarter compared to the first quarter of 2010. This was moderated partly by the favourable impact of decreased advertising and lower U.S. dollar hedge rates in 2011 on our U.S. dollar-denominated purchases of wireless devices.

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q1 2011	Q1 2010	% CHANGE
Local and access	308	321	(4.0%	)
Long distance	90	92	(2.2%	)
Data	172	159	8.2%
Wireless	21	19	10.5%
Equipment & other	34	35	(2.9%	)
Total external revenues	625	626	(0.2%	)
Inter-segment revenues	57	63	(9.5%	)
Total Bell Aliant revenue	682	689	(1.0%	)

Bell Aliant revenues decreased 1.0% in the first quarter of 2011 to $682 million from $689 million in the same quarter last year. The year-over-year decline resulted from the continued erosion of Bell Aliant’s legacy voice and data businesses. Higher revenues from growth in Internet, wireless and TV services partly offset the year-over-year decrease in Bell Aliant’s operating revenues this quarter.

BCE INC.  Q1 2011  QUARTERLY REPORT  13

Management’s Discussion and Analysis

     Local and access revenues decreased 4.0% in Q1 2011 to $308 million from $321 million in Q1 2010. This was due to a 4.7% decline in the NAS customer base since the end of the first quarter of 2010, reflecting competitive losses driven by aggressive pricing and an expansion in the cable competitive footprint, as well as substitution for other services including wireless and Voice over Internet Protocol (VoIP) services. In order to moderate the impact of a declining NAS customer base on its revenues, Bell Aliant has programs in place targeted at retaining the highest value customers and has implemented pricing increases in certain areas of its territory that reflect the higher value provided through its bundled packages. At March 31, 2011, Bell Aliant had 2,742,691 NAS in service, compared to 2,877,576 NAS one year earlier.
     Long distance revenues were $90 million in the first quarter of 2011, down 2.2% as compared to $92 million in the first three months of 2010. Although long distance revenues continued to decrease as a result of NAS line losses and technology substitution to wireless calling and IP-based services, the rate of erosion improved this quarter due to a slowing in the decline of minutes of use year over year, and the positive impact of price increases.
     Data revenues increased 8.2% in Q1 2011 to $172 million from $159 million in Q1 2010. The year-over-year improvement can be attributed largely to increased TV service revenues from subscriber growth, higher Internet revenues resulting from a 3.8% increase in the number of high-speed subscribers and a 4.8% improvement in residential ARPU from growth in value-added services and price increases. At March 31, 2011, Bell Aliant had 851,261 high-speed Internet subscribers compared to 819,886 subscribers one year earlier.
     Wireless revenues grew 10.5% in the first quarter of 2011 to $21 million from $19 million in the first quarter of 2010, due mainly to subscriber growth. At March 31, 2011, Bell Aliant had 134,541 wireless customers, representing a 10.8% increase since the end of Q1 2010.
     Equipment and other revenues in Q1 2011 were essentially unchanged, year over year, at $34 million compared to $35 million in Q1 2010.

Bell Aliant EBITDA

EBITDA at Bell Aliant decreased 3.0% to $328 million in the first quarter of 2011 from $338 million in the first quarter of 2010. The year-over-year decline was primarily due to lower operating revenues as described previously. Operating costs remained relatively stable year over year.
     Bell Aliant’s operating costs were $354 million in Q1 2011, up from $351 million in Q1 2010. The slight year-over-year increase was due to higher purchases of goods and services this quarter attributable to growth in FibreOP subscribers, increased content costs and higher data product revenues. Labour costs were also higher in Q1 2011, compared with the previous year, due to cost reductions in Q1 2010 related to an equity-based executive incentive plan. Various cost containment and other expense reduction measures that reduced general and administrative expenses, as well as lower employee-related discretionary spending as a result of workforce reductions in 2010, largely offset the increase in Bell Aliant’s operating costs this quarter.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	MARCH 31,	DECEMBER 31,
	2011	2010
Debt due within one year(1)	3,049	2,570
Long-term debt	11,556	10,581
Preferred shares(2)	1,385	1,385
Cash and cash equivalents	(2,172)	(771)
Net debt	13,818	13,765
(1)	Includes bank advances and notes payable and sale of trade receivables
(2)	Assumes 50% debt weighting on $2,770 million of outstanding preferred shares consistent with the treatment by credit agencies

Net debt increased $53 million to $13,818 million in the first quarter of 2011 due mainly to an increase in long-term debt at Bell from the issue of medium-term debentures having a principal amount of $1 billion and bearing interest at 4.40% and an increase in notes payable and bank advances, partly offset by an increase in cash and cash equivalents.

14  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

OUTSTANDING SHARE DATA

	MARCH 31,	DECEMBER 31,
(in millions)	2011	2010
Common shares	754.1	752.3
Stock options	7.5	8.5

We had 754.1 million common shares outstanding at March 31, 2011, an increase of 1.8 million from December 31, 2010, resulting from BCE Inc.’s stock options that were exercised in the first quarter of 2011.
     The number of stock options outstanding at March 31, 2011 was 7.5 million, a decrease of 1.0 million from December 31, 2010. The weighted average exercise price of the stock options outstanding at March 31, 2011 was $33. Of the total outstanding stock options at March 31, 2011, 5.1 million were exercisable at a weighted average exercise price of $31. In the first three months of 2011:

  2.4 million options were granted

  1.8 million previously granted options were exercised

  1.6 million previously granted options expired or were forfeited.

On April 1, 2011, as part of the acquisition of CTV, BCE Inc. issued 21.7 million shares to Woodbridge Ltd.

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q1 2011	Q1 2010
Cash flows from operating activities	734	1,004
Bell Aliant dividends / distributions paid to BCE	63	73
Capital expenditures	(634)	(535)
Cash dividends paid on preferred shares	(28)	(28)
Cash dividends paid by subsidiaries to non-controlling interest	(91)	–
Acquisition costs paid	4	4
Bell Aliant free cash flow	217	42
Free cash flow	265	560
Bell Aliant free cash flow, excluding dividends / distributions paid	(280)	(115)
Business acquisitions	–	9
Acquisition costs paid	(4)	(4)
Business dispositions	2	–
Increase in investments	(2)	(8)
Decrease in investments	3	10
Other investing activities	4	3
Net issuance of debt instruments	1,452	52
Sale of trade receivables	(2)	–
Issue of common shares	49	1
Repurchase of common shares	–	(125)
Issue of equity securities by subsidiaries to non-controlling interest	288	–
Cash dividends paid on common shares	(344)	(310)
Other financing activities	(30)	(11)
Net increase in cash and cash equivalents	1,401	62

Cash Flows from Operating Activities

Cash flows from operating activities were $734 million, a decrease of $270 million, or 27%, compared to $1,004 million in the first quarter of 2010. The decrease is due to:

  an increase of $199 million in pension contributions due to a $200 million lump sum pension contribution at Bell Aliant an increase of $153 million in severance and other costs paid mainly due to rebates paid to residential home phone customers further to our commitment under the CRTC deferral account mechanism a reduction in working capital.

This decrease was partly offset by an increase in EBITDA, exclusive of pension current service costs of $86 million and a decrease in interest paid of $83 million due to the payment of distributions to fund unit holders in 2010.

BCE INC.  Q1 2011  QUARTERLY REPORT  15

Management’s Discussion and Analysis

Free Cash Flow

Free cash flow this quarter was $265 million, a decrease of $295 million, compared to free cash flow of $560 million in the first quarter of 2010. The decrease was due to lower cash flows from operating activities of $270 million, higher capital expenditures of $99 million and payment of cash dividends by subsidiaries to non-controlling interest of $91 million, partly offset by an increase in the adjustment for Bell Aliant free cash flow of $175 million.

Capital Expenditures

Capital expenditures for BCE increased to $634 million in the first quarter of 2011 from $535 million in the first quarter of 2010, reflecting higher spending at both Bell and Bell Aliant. As a percentage of revenues, capital expenditures for BCE were 14.2% this quarter, up from 12.1% in Q1 2010.
     At Bell, capital expenditures increased 16.8% to $515 million in the first three months of 2011 from $441 million in the corresponding period last year. This represented a capital intensity ratio of 13.3% in Q1 2011 compared to 11.5% in Q1 2010. The year-over-year increase was due mainly to:

  the deployment of broadband fibre to residential neighbourhoods, new condominiums and other multiple-dwelling units (MDUs) and businesses in Ontario and Québec the deployment of fibre-to-the-home (FTTH) in Québec City as well as in new urban and suburban housing developments in Ontario and Québec ongoing grooming of Bell’s core wireline broadband network to support the commercial roll-out of our IPTV service network capacity growth to accommodate increasing wireline and wireless data consumption increased investment in customer service to improve client care support systems and self-serve tools spending associated with the construction of data hosting centres in Ontario.

Consistent with its strategic priority to grow broadband, Bell Aliant’s capital expenditures increased 26.6%, year over year, in Q1 2011 to $119 million from $94 million in Q1 2010, reflecting accelerated expansion of its FibreOP Internet and TV service coverage through the deployment of FTTH.

Debt Instruments

In the first quarter of 2011, we issued $1,452 million of debt, net of repayments. This included Bell Canada’s issuance of medium-term debentures having a principal amount of $1 billion and borrowings under notes payable and bank advances of approximately $560 million, mainly from an issuance of $600 million in commercial paper at Bell Canada.

Repurchase of Common Shares

In the first quarter of 2010, BCE Inc. repurchased and cancelled 4.2 million of its outstanding common shares for a total cash outlay of $125 million under the 2010 NCIB program.

Issuance of Equity Securities by Subsidiaries to Non-Controlling Interest

In the first quarter of 2011, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant Inc., issued preferred shares of $288 million.

Cash Dividends Paid on Common Shares

In the first quarter of 2011, cash dividends paid on common shares increased as we paid a dividend of $0.457 per common share, as compared to a dividend paid of $0.405 per common share in the first quarter of 2010, partly offset by lower common shares outstanding in 2011 as compared to the same period last year.

CREDIT RATINGS

Our key credit ratings at May 11, 2011 remain unchanged from those described in the BCE 2010 Annual MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2010 Annual MD&A.

16  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described in the BCE 2010 AIF under the section Legal Proceedings (at pages 29 to 33 of the BCE 2010 AIF), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov). For ease of reference, the updates below have been presented under the same headings and in the same order as in the section entitled Legal Proceedings of the BCE 2010 AIF.

Lawsuits Related to BCE Inc.

Purported Class Action Concerning Dividends

As discussed in more detail in the BCE 2010 AIF, BCE Inc., BCE Acquisition Inc., Ontario Teachers’ Pension Plan Board and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC, are defendants in a purported class action instituted on October 24, 2008 on behalf of persons or entities that held common shares of BCE Inc. between August 8, 2007 and July 4, 2008, seeking, among other things, the payment by BCE Inc. to class members of common share dividends in respect of the second and third quarters of 2008. On September 21, 2010, BCE Inc. served an amended motion to strike the statement of claim on the basis that it is frivolous, vexatious and an abuse of process. The motion is scheduled to be heard in July 2011.

Lawsuits Related to Bell Canada

Purported Class Action Concerning Internet Service Speed

As discussed in more detail in the BCE 2010 AIF, Bell Canada is defendant in a purported class action instituted on May 29, 2008, seeking reimbursement of 80% of customers’ monthly fees for high-speed Internet service and the payment of punitive damages. On February 22, 2011, the Québec Superior Court dismissed the plaintiffs’ amended motion to obtain authorization to institute the class action. On March 24, 2011, plaintiffs appealed the Québec Superior Court’s decision to the Québec Court of Appeal.

Updates to Our Regulatory Environment

The following are updates to the regulatory initiatives and proceedings described in the BCE 2010 Annual MD&A under the section Our Regulatory Environment (at pages 63 to 69 of the BCE 2010 Annual Report), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2010 Annual MD&A.

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Review of Usage-Based Billing (UBB)

As discussed in more detail in the BCE 2010 Annual MD&A, on March 13, 2009, Bell Canada and Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) submitted to the CRTC proposed tariffs that would introduce UBB for their wholesale residential Gateway Access Services (GAS) consistent with pricing changes that Bell Canada and Bell Aliant LP had been implementing since February 1, 2007 for their retail Internet access services. On January 25, 2011, the CRTC issued Telecom Decision 2011-44 approving wholesale UBB rates at a discount of 15% from the comparable UBB rates for retail Internet services. On January 26, 2011, Vaxination Informatique filed a petition to the Governor-in-Council requesting that the Governor-in-Council review and overturn the CRTC’s approval of UBB rates. On February 8, 2011, the CRTC initiated a proceeding to review its decisions regarding UBB and suspended implementation of wholesale UBB pending the outcome of its review.
     On March 28, 2011, Bell Canada and Bell Aliant LP withdrew their UBB proposal and proposed instead Aggregated Volume Pricing (AVP). AVP is composed of a monthly access fee and a volume rate applied to all of a wholesale ISP’s traffic on an aggregate basis. AVP is aligned with recommendations from other parties, including a number of wholesale ISPs, and offers wholesale ISPs the flexibility to develop their own Internet pricing approaches, while supporting the fundamental principle that those who use less network capacity should not subsidize those that use the most. Acknowledging that Bell Canada and Bell Aliant LP withdrew their wholesale UBB proposal, Vaxination Informatique withdrew its petition to the Governor-in-Council on March 28, 2011. An oral proceeding is scheduled to begin on July 11, 2011. The CRTC’s decision is not expected before the fourth quarter of 2011.

BCE INC.  Q1 2011  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Review of Unbundled Local Loop Rates

As discussed in more detail in the BCE 2010 Annual MD&A, on June 2, 2009, Bell Canada and Bell Aliant LP proposed changes to the existing rates for their wholesale service that provides unbundled local loops to competitors in their Ontario and Québec serving areas. On December 14, 2009, the CRTC issued Telecom Order 2009-775 and made the current loop rates interim, pending a complete review of the companies’ updated cost studies. The CRTC issued its decision on January 12, 2011 and the approved rate changes apply retroactively to the date of interim approval (December 14, 2009). On March 7, 2011, MTS Allstream filed a review and variance application of the latter CRTC decision arguing that rates should be even lower than they were before the December 14, 2009 decision. On April 26, 2011, Bell Canada filed its own review and variance application of the CRTC decision seeking increases, rather than decreases, to the rates approved by the CRTC. There is a risk that the CRTC will approve, in whole or in part, MTS Allstream’s application and reject Bell Canada’s application.

Proceeding to Review Access to Basic Telecommunications Services and Other Matters

The CRTC has a $175.8 million subsidy (contribution) regime (using 2010 data) to support local service in high-cost (i.e., rural and remote) areas. This subsidy is funded by an industry tax on revenues, which was set at 0.73% of eligible telecom revenues in 2010. Bell Canada no longer draws monies from the contribution subsidy fund, and is also the largest payer into the fund. On May 3, 2011, the CRTC issued its decision regarding the proceeding to review access to basic telecommunications services which it had initiated on January 28, 2010. The proceeding included a review of the obligation to serve, the basic service objective, and the local service subsidy (contribution) regime.
     The CRTC established universal target broadband speeds for the end of 2015 of 5 Mbps download and 1 Mbps upload speeds (actual not advertized speeds) – based on a variety of technologies. The CRTC did not, however, impose a broadband obligation to serve, nor did it establish a funding mechanism for broadband deployment. The CRTC instead continues to rely on market forces and targeted government funding for Canada to reach those objectives. The CRTC will continue to monitor progress in this respect and may revisit its approach over time.
     The CRTC’s decision also allows for certain rate increases to standalone primary exchange service (PES) (standalone PES customers only subscribe to residential single line local service): up to $30 over a three-year period and thereafter by the annual rate of inflation in forborne exchanges and up to annual inflationary increases in regulated exchanges.
     The decision also calls for many changes to the contribution subsidy regime. In particular, competitive local exchange carriers are no longer eligible for subsidies in regulated exchanges and subsidies are eliminated altogether in forborne exchanges which is a positive change for Bell Canada as a net payer to the contribution subsidy fund. As always, incumbent local exchange carriers have the option to file updated costs in order to justify higher subsidies which, if granted, could result in higher payments by Bell Canada into the fund.

Petition Submitted to the Governor-in-Council by Rogers Communications Partnership Inc. (Rogers) Related to the CRTC Deferral Account Mechanism

As discussed in more detail in the BCE 2010 Annual MD&A, on January 26, 2011, Rogers submitted a petition to the Governor-in-Council pursuant to section 12 of the Telecommunications Act concerning Telecom Decision 2010-805, Bell Canada – Applications to review and vary certain determinations in Telecom Decision CRTC 2010-637 concerning the use of high-speed packet access wireless technology and the deferral account balance, in which the CRTC approved Bell Canada’s revised proposal to use the approved $306.3 million of deferral account funds for the use of HSPA+ wireless technology instead of wireline DSL for the expansion of broadband to the 112 communities approved for inclusion in Bell Canada’s deferral account-funded program.
     The Governor-in-Council may, until October 29, 2011, choose to vary or rescind the decision or refer it back to the CRTC for reconsideration of all or a portion of it. However, on March 28, 2011, Bell  Canada challenged the legality of Rogers’ petition and sought an order from the Federal Court to prohibit Cabinet from considering the petition on the grounds that it addresses issues that were not part of the CRTC’s original decision that Rogers is challenging. A court decision is expected before the October 29 deadline.

BROADCASTING ACT

Canadian Broadcasting in New Media

As discussed in more detail in the BCE 2010 Annual MD&A, in Broadcasting Regulatory Policy CRTC 2009-329, dated June 4, 2009, the CRTC referred to the Federal Court of Appeal the legal question of whether ISPs are subject to the Broadcasting Act and therefore subject to broadcasting regulation.
     The Federal Court of Appeal issued its decision on July 7, 2010, in which it concluded that ISPs “do not carry on, in whole or in part, ‘broadcasting undertakings’ subject to the Broadcasting Act when, in their role as ISPs, they provide access through the Internet to ‘broadcasting’ requested by end-users.” On September 27, 2010, the Alliance of Canadian Cinema, Television and Radio Artists, the Canadian Media Production Association, the Directors Guild of Canada and the Writers Guild of Canada filed an application to the Supreme Court of Canada seeking leave to appeal the Federal Court of Appeal’s July 7, 2010 decision. On

18  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

March 24, 2011, the Supreme Court granted leave to appeal to these content creators. As a consequence, the Supreme Court will ultimately determine the legal question of whether ISPs are subject to the Broadcasting Act when, acting in their role as Internet access providers, they provide access through the Internet to broadcasting content. If the Supreme Court were to reverse the Federal Court of Appeal’s decision and in so doing determine that ISPs do carry on a broadcasting undertaking when in their role as ISPs they provide access through the Internet to broadcasting, this would give the CRTC the jurisdiction to impose a levy on ISP revenues, which funds could be used (in whole or in part) to subsidize the creation and/or distribution of Canadian new media broadcasting programming content.

Proceeding to Review the Regulatory Framework Relating to Vertical Integration

As discussed in more detail in the BCE 2010 Annual MD&A, on October 22, 2010, noting the growing trend of “vertical integration” taking place in the Canadian broadcasting industry, the CRTC launched Broadcasting Notice of Consultation 2010-783. In this proceeding, the CRTC will examine whether existing regulatory tools will be sufficient to address any concerns that vertically integrated distributors have the potential to behave in an anti-competitive manner, to the detriment of the Canadian broadcasting industry. A hearing in this matter is scheduled to take place in the second quarter of 2011.
     The CRTC’s vertical integration proceeding will also determine whether a CRTC-imposed moratorium against new exclusive programming agreements will be continued. In Broadcasting Decision CRTC 2011-163, dated March 7, 2011, approving BCE’s acquisition of CTV, the CRTC determined that BCE was prohibited from entering into new agreements that would prevent it from making available to competitors on commercial terms, mobile and broadband rights to programs that had aired on CTV conventional and speciality services. This moratorium also applies to other vertically integrated entities (e.g. Rogers Communications Inc., Shaw Communications Inc. and Quebecor Media Inc.) and will continue until such time as the CRTC issues its determination in the vertical integration proceeding.

Bell Media

Bell Media’s television and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC, and the broadcasting licences and conditions issued thereunder. Any changes in such legislation or amendments to existing or adoption of new regulations or amendments to licences, including any decisions by the CRTC from time to time that affect the industry as a whole or Bell Media in particular, may have a negative effect on Bell Media’s business and results of operations.

Value for Signal

As discussed in more detail in the BCE 2010 Annual MD&A, the CRTC announced in Broadcasting Regulatory Policy CRTC 2010-167 its intention to implement a regime where broadcasters can choose to either retain their existing regulatory protections or negotiate a value-for-signal (VFS) fee with distributors. As the CRTC concluded that there was a legal uncertainty as to whether it had jurisdiction to impose a VFS regime, it referred the question of its jurisdiction in this area to the Federal Court of Appeal. In a decision dated February 28, 2011, the Federal Court of Appeal ruled that the CRTC has the jurisdiction under the Broadcasting Act to establish a regulatory regime allowing private local over-the-air television stations (OTAs) to choose to negotiate with broadcasting distribution undertakings (BDUs), such as Bell TV, for a fair value in exchange for the distribution of the programming services broadcast by those local OTAs. On April 29, 2011, Cogeco Cable Inc., Rogers, Shaw Cablesystems G.P. and TELUS Communications Company requested leave to appeal the Federal Court of Appeal’s decision to the Supreme Court of Canada. If an appeal were successful, and VFS were not implemented, Bell  Media would lose the ability to obtain an additional revenue stream beyond advertising to compensate it for the value of its conventional TV signals.

Group-Based Licence Renewals for English-Language Television Groups

On March 22, 2010, the CRTC issued a new policy regarding a group-based approach to licensing private television services affiliated with larger Canadian broadcasting groups (the group-based policy). The group-based policy applies to Bell Media, Shaw Media Inc., and Rogers Broadcasting Ltd. In addition, Corus Entertainment Ltd. has proposed that it should be subject to the same policy. On December 22, 2010, the CRTC launched Broadcasting Notice of Consultation CRTC 2010-952 to consider the applications for licence renewals filed by each of the large ownership groups under the new policy. A CRTC hearing related to this consultation took place in April 2011.
     The key issues considered in the CRTC’s consultation are: the amount of expenditures required by the large ownership groups on Canadian programming and programs of national interest; the terms of trade applicable to commercial negotiations between Canadian broadcasters and Canadian television producers; and the mandatory transition to digital television for conventional broadcasters in certain markets. In addition to making proposals on these key issues, Bell Media requested a number of changes to the conditions of licence for several of its specialty television services. The CRTC may not accept Bell Media’s proposals which could result in sub-optimal conditions of licence for some services and/or regulations requiring a larger annual spending requirement on Canadian programming than that proposed by Bell Media. CRTC decisions on the licence renewal applications of Bell Media and the other large ownership groups are expected by August 31, 2011.

BCE INC.  Q1 2011  QUARTERLY REPORT  19

Management’s Discussion and Analysis

Opening up Genres of Specialty Services to Competition

Certain specialty services that Bell Media operates benefit from guaranteed carriage by BDUs and protection from other services being licensed in their assigned genre. In October 2008, the CRTC indicated that it was prepared to open up both the mainstream news and mainstream sports genres to competition. This decision may increase the amount of competition Bell Media’s news and sports services face, which could have an adverse impact on programming costs and on advertising and subscription revenues.
     In addition, the CRTC noted that it would be prepared to consider opening up other genres in the future. Depending on which genres are opened to competition, this could have an adverse impact on Bell  Media’s specialty television business and results of operations.

New Packaging Rules for BDUs

In October 2008, the CRTC announced that, beginning on September 1, 2011, new rules relating to how BDUs package specialty services would come into force. These new rules give BDUs significant packaging flexibility, which could affect the distribution of Bell Media’s specialty services, and have a negative impact on both advertising and subscription revenues.

Review of DTH Satellite Distribution Policy

As discussed in more detail in the BCE 2010 Annual MD&A, in Broadcasting Regulatory Policy CRTC 2010-167 (A group-based approach to the licensing of private television services), dated March 22, 2010, the CRTC stated its intention to conduct a review of its policies concerning DTH satellite services prior to the next licence renewal proceedings for the two DTH undertakings currently in operation (Shaw Direct and Bell TV). The proceeding focused on two issues: (i) the conventional local television stations that DTH distributors are required to offer to their subscribers; and (ii) the manner in which DTH distributors perform simultaneous substitution. Simultaneous substitution is a process whereby licensed broadcasting distribution undertakings (including Bell TV and its major competitors) are required to substitute local Canadian television signals for non-Canadian television signals where the programming is simultaneous and identical. The CRTC issued its decision on May 4, 2010, in Broadcasting Regulatory Policy 2010-295. The new policy supports Bell’s prior proposals to distribute additional stations in high definition, and to add more stations in standard definition by September 2012. This includes the commitments made by BCE to gain approval for its purchase of CTV. There were no changes to the CRTC’s rules for simultaneous substitution.

RADIOCOMMUNICATION ACT

Consultation on the Renewal of Cellular and Personal Communications Services (PCS) Spectrum Licences

As discussed in more detail in the BCE 2010 Annual MD&A, on March 25, 2009, Industry Canada initiated a consultation to consider the renewal of non-auctioned and auctioned cellular and PCS licences which expire in 2011. On March 14, 2011, Industry Canada released its decision titled Renewal Process for Cellular and Personal Communications Services Spectrum Licences, which addresses the renewal of non-auctioned and auctioned cellular and PCS licences. As a result of the decision, Bell Mobility’s spectrum licences will be renewed for a twenty-year, versus the current ten-year, licence term. While Industry Canada had proposed to eliminate the condition of license requiring licensees to spend 2% of their revenues on research and development, it has deferred its decision regarding this item to a future date. Industry Canada had also proposed to review the level of the current annual licence fees within this process. The decision indicates that while it has decided that licence fees will apply to all renewed licences, including those acquired through spectrum auctions subsequent to the initial term, the current fee of $0.035 per MHz per population will be maintained at its current level.

Consultation on Revisions to the Framework for Spectrum Auctions in Canada

As discussed in more detail in the BCE 2010 Annual MD&A, on April 8, 2009, Industry Canada initiated a consultation, which considered changes to the 2001 Framework for spectrum auctions in Canada, which is a general policy that applies to all future spectrum auctions. On March 14, 2011, Industry Canada released its decision titled Framework for Spectrum Auctions in Canada. The decision indicates that Industry Canada will, subject to consultation and based on the nature of the spectrum available for auction, consider alternate auction designs in future spectrum auction consultations. The Department currently uses a simultaneous multiple round ascending format for spectrum auctions. Industry Canada also decided that the Minister may, under certain circumstances, consult on the use of an auction for the assignment of domestic satellite authorization(s), while noting that it anticipates the circumstances that would give rise to the use of auctions for satellite slots to be limited. The Framework decision also references the movement to twenty-year licence terms as well as the decision to apply licence fees, subsequent to the initial term, to licences acquired through spectrum auctions.

20  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2010 Annual MD&A, as subsequently updated in this MD&A, are based on certain assumptions including, without limitation, the following:

Assumptions About the Canadian Economy

  growth in the Canadian economy of approximately 2.9% in 2011 based on the Bank of Canada’s estimate, a half-a-percentage point increase compared with the 2.4% the central bank forecasted at the beginning of 2011.

Canadian Market Assumptions

  continued cost rationalization and cautious spending by business customers given employment levels and the modest pace of economic recovery current levels of residential wireline competition to continue especially from cable companies and providers of VoIP services higher wireline substitution, due primarily to the presence of new wireless entrants and the accelerating adoption of mobile Internet and mobile television wireless industry penetration gain of 4 to 5 basis points in 2011 stimulated, in particular, by new entrant competition, the accelerating adoption of smartphones and the use of data applications, as well as by the emergence of new types of wireless devices such as tablets.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  further reduction in local line losses as we leverage our broadband fibre investments in both TV and Internet to drive three-product household penetration, increase our MDU market share and generate higher pull-through attach rates for our other residential services in particular, targeted retention and service bundle offers, customer winbacks and better service execution to reduce residential NAS line losses year over year subscriber acquisition and higher ARPU at Bell TV to be driven by Bell’s ability to leverage its market leadership position in high definition programming, seek greater penetration within the MDU market, capitalize on its extensive retail distribution network, which includes The Source, and the progressive rollout of Bell Canada’s IPTV service in Toronto and Montréal substantial ongoing investments in our fibe optic networks to further expand our wireline broadband footprint to strengthen our competitive position versus cable companies and allow for the introduction of leading edge IP products not available through cable technologies increased business customer spending, new business formation and higher demand for connectivity and ICT services, as the economy strengthens and employment rates improve, to result in a gradual improvement in the performance of our Business Markets unit including business NAS line losses expense savings and operating efficiency gains to be achieved from renegotiated contracts with our vendors and outsource suppliers, lower corporate support costs, further streamlining of our labour force, field services productivity improvements, consolidating management roles and organizational structures to achieve further operational efficiencies, reducing traffic that is not on our own network, and managing content costs continued customer migration to Internet Protocol (IP) based systems and ongoing pricing pressures in our business and wholesale markets.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell to benefit from the flow-through of significant investments made in 2010 in customer acquisition and retention along with continued acceleration in smartphone activations and data usage new wireless entrant competition to intensify in 2011 as additional service providers come to market and existing providers continue to open new markets and improve their distribution reach wireless revenue growth to be driven by ARPU from new services, careful price management and continued disciplined expansion of our subscriber base

  Bell to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services continued diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smartphone customer penetration

  Bell to maintain its market share of the incumbent wireless postpaid market

  Bell’s ability to leverage its HSPA+ network investments to drive a higher mix of smartphone and other high-value customers, resulting in higher data and roaming revenues.

BCE INC.  Q1 2011  QUARTERLY REPORT  21

Management’s Discussion and Analysis

Operational Assumptions Concerning Bell Media

  maintaining the top 20 ratings positions in conventional TV to support growth in advertising continued advertising momentum for Bell Media’s specialty assets, leveraging off ratings increases in our sports specialty services and reflecting stronger year-over-year subscription revenues maintaining a strong competitive position in Bell Media’s Toronto radio market with the launch of TSN Radio and early ratings success of the Flow 93.5 radio station (acquired in January 2011)

  continue to successfully acquire high-rated programming and differentiated content for Bell Media’s conventional and specialty TV assets continued investment in high definition for Bell Media’s specialty channels and the successful transition to digital TV as mandated by the CRTC.

Please see the section entitled Business Outlook and Assumptions in the BCE 2010 Annual MD&A at pages 33 to 35 of the BCE 2010 Annual Report for a more complete description of certain of the above and other assumptions for 2011 that we made in preparing forward-looking statements, which section is incorporated herein by reference. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or financial performance. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2010 Annual MD&A we provided a detailed review of risks that could affect our business, financial position and financial performance and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described in the BCE 2010 Annual MD&A included, without limitation, risks associated with:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of AWS spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that have only wireless telephone services the increased adoption by customers of TV alternative services general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service our ability to respond to technological changes and rapidly offer new products and services increased contributions to employee benefit plans

  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software the complexity and costs of our IT environment

  events affecting the ability of third-party suppliers to provide to us essential products and services and our ability to purchase essential products and services such as handsets the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects labour disruptions

  the potential adverse effects on our Internet and wireless networks of the significant increase in broadband demand and in the volume of wireless data-driven traffic capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for dividend payments and to fund capital and other expenditures and generally meet our financial obligations our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies regulatory initiatives or proceedings (including the possibility of Industry Canada increasing spectrum licence fees and possible changes to foreign ownership restrictions), litigation, changes in laws or regulations and tax matters launch and in-orbit risks of satellites used by Bell TV

  competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services

22  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

  BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained stock market volatility

  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks health concerns about radio frequency emissions from wireless devices employee retention and performance.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2010 Annual MD&A at pages 70 to 76 of the BCE 2010 Annual Report, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE Annual 2010 MD&A, at pages 60 to 69 of the BCE 2010 Annual Report, for a more complete description of the above-mentioned and other risks, which sections are incorporated herein by reference.

UPDATE TO THE DESCRIPTION OF RISKS

The following is an update to the description of risks contained in the section entitled Risks that Could Affect Our Business and Results of the BCE 2010 Annual MD&A.

Risks Relating to Bell Media

Dependence on Advertising

A large part of Bell Media’s revenue from its television and radio broadcasting businesses is derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. An economic downturn tends to make it more difficult for Bell Media to maintain or increase advertising revenues. Certain advertisers have historically been sensitive to general economic cycles and, as a result, Bell Media’s business, financial position and financial performance could be negatively affected by a downturn in the economy. In addition, most of Bell Media’s advertising contracts are short-term and are cancellable on relatively short notice. As discussed in more detail below, Bell Media’s advertising revenues are also affected by competitive pressures and technological changes. These factors could have an adverse impact on Bell Media’s ability to attract and retain viewers and listeners.
     There can be no assurance that Bell Media’s television and radio programming will be successful in attracting and retaining viewers and listeners given the unpredictability and volatility of viewer and listener preferences, competitive programming from other channels and stations and an increasing number of alternate forms of entertainment. Significant advertisers base a substantial part of their purchasing decisions on audience ratings. If Bell Media’s television and radio ratings were to decrease substantially, Bell Media’s advertising sales volumes and rates which it charges advertisers could be adversely affected.

Dependence on Distributors

Bell Media’s specialty television business is dependent on BDUs to distribute its specialty television services. A significant majority of Bell Media’s specialty television viewers are served by a small number of distributors. Many of the distribution agreements between Bell Media and its key distributors are presently expired. There could be a negative impact on Bell Media’s business and revenues if agreements with distributors are not renewed on favourable terms and conditions.

New Technology and Increasing Fragmentation in Television and Radio Markets

Television and radio advertising revenue largely depends on the potential audience size and the attractiveness of programming in a given market. The market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers. New technologies and alternate distribution platforms such as video-on-demand, personal video/audio platforms, video and audio services over the Internet and mobile devices and satellite radio could influence changes in consumer behaviour and patterns resulting in a negative impact on the audience size of our broadcast services. In addition, the increasing use of personal video recorders could influence Bell Media’s capability to generate television advertising revenues as viewers are more capable of skipping broadcast advertising. As a result, there is no assurance that Bell Media will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.
     Additionally, new technologies and changes in broadcasting standards could result in the need to invest in the improvement or replacement of our current equipment and platforms. This could require us to incur significant unplanned expenses.

BCE INC.  Q1 2011  QUARTERLY REPORT  23

Management’s Discussion and Analysis

Copyright

Bell Media’s radio, conventional television and specialty television undertakings rely upon licences under the Copyright Act in order to make use of the music component of the programming distributed by these undertakings. Under these licences, Bell Media is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies that represent the copyright owners in such music components. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.
     The levels of royalties payable by Bell Media are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other obligations and purposes. Any such amendments could result in Bell Media’s broadcasting undertakings being required to pay additional royalties for these licences.

Competition

Bell Media’s television and radio broadcasting businesses and the advertising markets in which they operate are highly competitive. Bell Media’s ability to compete successfully depends on a number of factors, including its ability to secure popular television programs at cost-effective prices and to achieve high distribution levels. The financial success of Bell Media’s television and radio broadcasting operations depends on obtaining revenues from advertising. In the case of Bell Media’s specialty television business, a substantial portion of its revenues also arises from subscription fees derived from contractual arrangements with distributors. As a result of increased competition in the specialty television market, there is no assurance that contracts with distributors will be renewed on equally favourable terms.
     Bell Media’s conventional and specialty television services compete principally for viewers and advertisers with other Canadian television stations that broadcast in their local markets, specialty channels and with other distant Canadian signals and U.S. border stations. The CRTC has substantially increased the number of specialty television licences which has further increased competitive activity. Internet-based information and entertainment services, video downloading and DVD rentals also represent competition for share of viewership.
     Bell Media’s radio stations compete with the other radio stations in their respective markets as well as with other media, such as newspapers, magazines, television, outdoor advertising and the Internet. Competition within the radio broadcasting industry occurs primarily in discrete market areas among individual stations. On a national level, Bell Media competes generally with other large radio operators that also own and operate radio station clusters in various markets across Canada. New technologies, such as on-line music information services, music downloading, portable devices that store and play digital music and on-line music streaming services, provide competition for Bell  Media radio stations’ audience share.
     The level of competitive activity in the television and radio broadcasting industries could have an adverse impact on the level of audience acceptance for Bell Media’s television programs, specialty television channels and radio stations, which in turn could have an adverse impact on revenues generated from advertising and subscription fees.

Refer to Updates to Our Regulatory Environment – Broadcasting Act – Bell Media – Opening up Genres of Specialty Services to Competition for a description of the risk of increased competition that could result from the CRTC’s indication that it is prepared to open up mainstream news, mainstream sports and other genres of specialty services to competition.

Our Accounting Policies

BASIS OF PRESENTATION

BCE’s condensed interim financial report for the first quarter of 2011 was prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting. This is our first condensed interim financial report prepared under IFRS and IFRS 1 – First-time Adoption of IFRS has been applied. The consolidated interim financial statements do not include all of the notes required in annual financial statements. The consolidated interim financial statements are in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.
     Please refer to the section entitled Future Changes to Accounting Standards in the BCE 2010 Annual MD&A for a description of our changeover to IFRS and the resulting effects on our 2010 financial statements. The only change in the resulting effects on our 2010 financial statements under IFRS as reported in the BCE 2010 Annual MD&A relates to the accounting for the non-controlling interest in Bell Aliant. Under previous Canadian GAAP, the 55.9% of Bell Aliant fund units that were publicly held were accounted for as equity. They were presented as non-controlling interest in our financial statements, and were measured at the pro-rata share of net assets of Bell Aliant. Under IFRS, Bell Aliant fund units held by the public that have a feature that allows the holder to redeem the instrument for cash or another financial asset at the holder’s option are presented as a liability and recorded at fair value with changes in fair value recorded in net earnings. At the date of transition to IFRS, we recognized a fund unit liability of $3,104 million, decreased our non-controlling interest by $1,030 million, decreased accumulated other comprehensive income by $15 million and increased our deficit by $2,059 million. Final decisions on our accounting policies are not required to be made until the completion of our December 31, 2011 financial statements.

24  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

     The adoption of IFRS did not impact the overall performance and underlying trends of our operations. Further, our dividend growth model, dividend payout policy and financial policy targets remain unchanged under IFRS.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. IFRS 9 is the IASB’s first step in its project to replace IAS 39 – Financial Instruments: Recognition and Measurement. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. IFRS 9 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In October 2010, IASB amended IFRS 7 – Financial Instruments: Disclosures to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. The amendment also requires disclosure of supplementary information if a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period. The amendments to IFRS 7 must be applied for annual periods beginning on or after July 1, 2011, with early adoption permitted.
     We are currently evaluating the impact and effective date of adoption of IFRS 9 and the amendments to IFRS 7.

Controls and Procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

ADJUSTED NET EARNINGS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax and non-controlling interest severance, acquisition and other costs, and net (gains) losses on investments. For 2010, we also exclude the effects of fair value adjustments on the fund unit liability and we adjust earnings to reflect the interest on the fund unit liability as non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share. The following table is a reconciliation of net earnings attributable to common shareholders and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

	Q1 2011		Q1 2010
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	503	0.67	706	0.92
Severance, acquisition and other costs	40	0.05	25	0.03
Net (gains) losses on investments	–	–	(125)	(0.16)
Fair value adjustment of fund unit liability	–	–	(147)	(0.19)
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	–	8	0.01
Adjusted net earnings	543	0.72	467	0.61

BCE INC.  Q1 2011  QUARTERLY REPORT  25

Management’s Discussion and Analysis

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q1 2011	Q1 2010
Cash flows from operating activities	734	1,004
Bell Aliant distributions to BCE	63	73
Capital expenditures	(634)	(535)
Dividends paid on preferred shares	(28)	(28)
Dividends paid by subsidiaries to non-controlling interest	(91)	–
Acquisition costs paid	4	4
Bell Aliant free cash flow	217	42
Free cash flow	265	560

EBITDA UNDER PREVIOUS CANADIAN GAAP

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) did not have any standardized meaning according to previous Canadian GAAP. It was therefore unlikely to be comparable to similar measures presented by other companies.
     Under previous Canadian GAAP, we defined EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represented operating income before depreciation, amortization of intangible assets and restructuring and other.
     Under previous Canadian GAAP, we used EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We excluded these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We excluded depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allowed us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable previous Canadian GAAP financial measure was operating income. The following table is a reconciliation of operating income to EBITDA on a consolidated basis for BCE.

BCE	Q4 2009	Q3 2009	Q2 2009
Operating income	751	781	824
Depreciation and amortization of intangible assets	904	828	821
Restructuring and other	82	192	146
EBITDA under previous Canadian GAAP	1,737	1,801	1,791

26  BCE INC.  Q1 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Consolidated Income Statements

FOR THE PERIOD ENDED		MARCH 31,	MARCH 31,
(in millions of Canadian dollars, except share amounts) (unaudited)	NOTE	2011	2010
Operating revenues		4,466	4,433
Operating costs	6	(2,633)	(2,680)
EBITDA	3	1,833	1,753
Depreciation		(611)	(586)
Amortization of intangible assets		(179)	(180)
Severance, acquisition and other costs	7	(61)	(32)
Finance costs
Interest expense		(191)	(172)
Interest on employee benefit obligations	13	(242)	(248)
Interest on fund unit liability		–	(92)
Expected return on pension plan assets	13	254	225
Other (expense) income	8	(22)	269
Earnings before income taxes		781	937
Income taxes		(199)	(203)
Net earnings		582	734
Net earnings attributable to:
Common shareholders		503	706
Preferred shareholders		29	29
Non-controlling interest		50	(1)
Net earnings		582	734
Net earnings per common share
Basic	9	0.67	0.92
Diluted	9	0.67	0.92

Average number of common shares outstanding (millions)		752.9	765.7

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED	MARCH 31,	MARCH 31,
(in millions of Canadian dollars) (unaudited)	2011	2010
Net earnings	582	734
Other comprehensive income (loss) – net of income taxes
Net change in unrealized losses on available-for-sale financial assets, net of income taxes of nil at March 31, 2011 and 2010
Unrealized losses	(10)	–
Gains realized in earnings	–	(125)
Net change in unrealized losses on derivatives designated as cash flow hedges, net of income taxes of $7 million and $4 million at March 31, 2011 and 2010, respectively
Unrealized losses	(21)	(13)
(Gains) losses realized in earnings	(1)	9
Actuarial gains (losses) on employee benefit plans, net of income taxes of ($61) million and $234 million at March 31, 2011 and 2010, respectively	141	(594)
Other comprehensive income (loss)	109	(723)
Comprehensive income	691	11
Comprehensive income (loss) attributable to:
Common shareholders	607	(16)
Preferred shareholders	29	29
Non-controlling interest	55	(2)
Comprehensive income	691	11

BCE INC.  Q1 2011  QUARTERLY REPORT  27

Consolidated Statements of Changes in Equity

		ATTRIBUTABLE TO OWNERS
					ACCUMULATED
FOR THE PERIOD ENDED					OTHER			NON-
MARCH 31, 2011		PREFERRED	COMMON	CONTRIBUTED	COMPREHEN-			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	NOTE	SHARES	SHARES	SURPLUS	SIVE INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2011		2,770	12,691	2,579	66	(7,952)	10,154	14	10,168
Net earnings		–	–	–	–	532	532	50	582
Other comprehensive (loss) income(1)		–	–	–	(31)	135	104	5	109
Comprehensive (loss) income					(31)	667	636	55	691
Common shares issued under stock option plan	12	–	54	(5)	–	–	49	–	49
Share-based compensation		–	–	12	–	–	12	1	13
Dividends declared on BCE common and preferred shares	9	–	–	–	–	(401)	(401)	–	(401)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(60)	(60)
Issue of equity securities by subsidiaries to non-controlling interest		–	–	–	–	–	–	281	281
Equity transaction with non-controlling interest		–	–	(50)	–	–	(50)	44	(6)
Conversion of fund unit liability	4, 10	–	–	–	13	2,716	2,729	331	3,060
Balance at March 31, 2011		2,770	12,745	2,536	48	(4,970)	13,129	666	13,795
(1)

The deficit for the three-month period ended March 31, 2011 includes actuarial gains on employee benefit plans of $135 million, net of income taxes of $61 million and non-controlling interest of $6 million.

		ATTRIBUTABLE TO OWNERS
					ACCUMULATED
FOR THE PERIOD ENDED					OTHER			NON-
MARCH 31, 2010		PREFERRED	COMMON	CONTRIBUTED	COMPREHEN-			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	NOTE	SHARES	SHARES	SURPLUS	SIVE INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2010		2,770	12,921	2,517	186	(7,508)	10,886	21	10,907
Net earnings		–	–	–	–	735	735	(1)	734
Other comprehensive loss(1)		–	–	–	(129)	(593)	(722)	(1)	(723)
Comprehensive (loss) income					(129)	142	13	(2)	11
Common shares repurchased and cancelled	11	–	(70)	(5)	–	(50)	(125)	–	(125)
Common shares issued under stock option plan		–	1	–	–	–	1	–	1
Share-based compensation		–	–	8	–	–	8	–	8
Dividends declared on BCE common and preferred shares	9	–	–	–	–	(361)	(361)	–	(361)
Balance at March 31, 2010		2,770	12,852	2,520	57	(7,777)	10,422	19	10,441
(1)

The deficit for the three-month period ended March 31, 2010 includes actuarial losses on employee benefit plans of $593 million, net of income taxes of $234 million and non-controlling interest of $1 million.

28  BCE INC.  Q1 2011  QUARTERLY REPORT

Consolidated Statements of Financial Position

FOR THE PERIOD ENDED		MARCH 31,	DECEMBER 31,	JANUARY 1,
(in millions of Canadian dollars) (unaudited)	NOTE	2011	2010	2010
ASSETS
Current Assets
Cash		2,069	129	195
Cash equivalents		103	642	489
Trade and other receivables		2,580	2,885	2,779
Current tax receivable		97	139	118
Inventory		424	431	442
Prepaid expenses		450	224	290
Other current assets		106	205	138
Total current assets		5,829	4,655	4,451
Non-current assets
Property, plant and equipment	15	17,582	17,775	17,347
Intangible assets	16	6,288	6,201	6,347
Deferred tax assets	18	437	501	401
Investments in associates and joint ventures		313	303	260
Other non-current assets		669	652	855
Goodwill	17	5,806	5,806	5,774
Total non-current assets		31,095	31,238	30,984
Total assets		36,924	35,893	35,435

LIABILITIES
Current liabilities
Trade and other payables		3,232	3,815	3,523
Interest payable		135	143	144
Dividends payable		383	356	323
Current tax liabilities		78	37	–
Other current liabilities		51	33	109
Debt due within one year		3,049	2,570	1,894
Total current liabilities		6,928	6,954	5,993
Non-current liabilities
Long-term debt	10	11,556	10,581	10,299
Fund unit liability		–	3,060	3,104
Deferred tax liabilities	18	579	526	1,132
Employee benefit obligations	13	2,786	3,302	2,995
Other non-current liabilities		1,280	1,302	1,005
Total non-current liabilities		16,201	18,771	18,535
Total liabilities		23,129	25,725	24,528

EQUITY
Equity attributable to owners
Preferred shares		2,770	2,770	2,770
Common shares	11	12,745	12,691	12,921
Contributed surplus		2,536	2,579	2,517
Accumulated other comprehensive income		48	66	186
Deficit		(4,970)	(7,952)	(7,508)
Total equity attributable to owners		13,129	10,154	10,886
Non-controlling interest		666	14	21
Total equity		13,795	10,168	10,907
Total liabilities and equity		36,924	35,893	35,435

BCE INC.  Q1 2011  QUARTERLY REPORT  29

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED		MARCH 31,	MARCH 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2011	2010
Cash flows from operating activities
Net earnings		582	734
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of intangible assets	5	790	766
Net employee benefit plans cost	13	47	76
Severance, acquisition and other costs	5, 7	61	32
Net interest expense		189	262
Gains on investments		–	(125)
Income taxes		199	203
Contributions to employee pension plans		(354)	(155)
Payments under other employee future benefit plans		(24)	(24)
Severance and other costs paid		(247)	(94)
Acquisition costs paid		(4)	(4)
Interest paid		(167)	(250)
Income taxes paid (net of refunds)		(8)	(24)
Operating assets and liabilities		(330)	(393)
Cash flows from operating activities		734	1,004
Cash flows used in investing activities
Capital expenditures		(634)	(535)
Business acquisitions		–	9
Business dispositions		2	–
Increase in investments		(2)	(8)
Decrease in investments		3	10
Other investing activities		4	3
Cash flows used in investing activities		(627)	(521)
Cash flows from (used in) financing activities
Increase in notes payable and bank advances		526	108
Sale of trade receivables		(2)	–
Issue of long-term debt	10	1,002	–
Repayment of long-term debt		(76)	(56)
Issue of common shares		49	1
Issue of equity securities by subsidiaries to non-controlling interest		288	–
Repurchase of common shares	11	–	(125)
Cash dividends paid on common shares		(344)	(310)
Cash dividends paid on preferred shares		(28)	(28)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(91)	–
Other financing activities		(30)	(11)
Cash flows from (used in) financing activities		1,294	(421)
Net increase (decrease) in cash		1,940	(94)
Cash at beginning of period		129	195
Cash at end of period		2,069	101
Net (decrease) increase in cash equivalents		(539)	156
Cash equivalents at beginning of period		642	489
Cash equivalents at end of period		103	645

30  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

These notes are unaudited.

We, us, our, BCE and the company mean BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline and Bell Wireless segments on an aggregated basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries.

All amounts are in millions of Canadian dollars, except where noted.

Note 1: Corporate Information

BCE Inc. is incorporated and domiciled in Canada. The address of our registered office is Montreal, Quebec. The consolidated financial statements of BCE Inc. for the year ended December 31, 2010, prepared using previous Canadian generally accepted accounting principles (previous Canadian GAAP), were approved by the board of directors and authorized for issue on March 10, 2011. These interim financial statements were approved and authorized for issue on May 11, 2011.

Note 2: Basis of Presentation

These consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting. These are our first consolidated interim financial statements prepared under IFRS and IFRS 1 – First-time Adoption of IFRS has been applied. The consolidated interim financial statements do not include all of the notes required in annual financial statements. These consolidated interim financial statements are in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.
     An explanation of how the transition to IFRS has affected our reported financial position, financial performance and cash flows is provided in Note 4, First-time Adoption of IFRS.
     The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair values as described in our accounting policies.

FUNCTIONAL CURRENCY

The consolidated financial statements are presented in Canadian dollars, the company’s functional currency.

Note 3: Significant Accounting Policies

BASIS OF CONSOLIDATION

We consolidate the financial statements of all our subsidiaries. Subsidiaries are entities we control, where control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
     The results of subsidiaries acquired or sold during the year are consolidated from the date of acquisition and up to the date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to make their accounting policies consistent with those used by us. All intercompany transactions, balances, income and expenses are eliminated on consolidation.

EBITDA

We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. EBITDA also is used as a component in the determination of short-term incentive compensation for all management employees. EBITDA is referred to as an additional GAAP measure because it is displayed on the face of our income statements.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Our consolidated financial statements incorporate our share of the results of our associates and joint venture interests using the equity method of accounting, except when the investment is classified as held for sale.
     Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income on an after-tax basis. Investments are also reviewed for impairment by comparing their recoverable amount to their carrying amount.

BCE INC.  Q1 2011  QUARTERLY REPORT  31

Notes to Consolidated Financial Statements

Associates

An associate is an entity over which we have significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not represent control or joint control over those decisions.

Joint Ventures

A joint venture is an arrangement whereby we undertake an economic activity that is subject to joint control. Joint control is the contractually-agreed sharing of control over an economic activity and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

RECOGNIZING REVENUE

We measure revenues at the fair value of the arrangement consideration. We recognize revenues from the sale of products or the rendering of services when they are earned, specifically when all the following conditions are met:

  the significant risks and rewards of ownership are transferred to customers and we retain neither continuing managerial involvement nor effective control there is clear evidence that an arrangement exists

  the amount of revenue and related costs can be measured reliably it is probable that the economic benefits associated with the transaction will flow to the company.

In particular, we recognize:

  fees for local, long distance and wireless services when we provide the services other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract subscriber revenues when customers receive the service

  revenues from the sale of equipment when the equipment is delivered and accepted by customers revenues on long-term contracts as services are provided, equipment is delivered and accepted, and contract milestones are met.

We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Trade payables and other or in Other non-current liabilities on the statement of financial position.
     Revenues are reduced for customer rebates and allowances and exclude sales and other taxes we collect from our customers.
     We expense subscriber acquisition costs when the related services are activated.

Multiple-Element Arrangements

We enter into arrangements that may include the sale of a number of products and services, notably in our wireless and video product lines and in our business portfolio. When two or more products or services have value to our customers on a stand-alone basis, we separately account for each product or service according to the methods previously described. The total price to the customer is allocated to each product or service based on its relative fair value. When an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non-contingent amount.
     If the conditions to account separately for each product or service are not met, we recognize revenue proportionately over the term of the sale agreement.

Subcontracted Services

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenue.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash or highly liquid investments with original maturities of three months or less from the date of purchase.

32  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

SALE OF TRADE RECEIVABLES

Proceeds on sale of trade receivables are recognized as a collateralized borrowing as we do not transfer control and substantially all the risks and rewards of ownership to another entity.

INVENTORY

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment for resale and the weighted-average cost formula for all other inventory items. We maintain inventory valuation reserves for inventory that is slow-moving or obsolete, calculated using an inventory aging analysis.

CAPITAL ASSETS

Property, Plant and Equipment

We record property, plant and equipment at historical cost, except for certain Bell Wireline assets which are valued at deemed cost. Historical cost includes expenditures that are attributable directly to the acquisition or construction of the asset, including the purchase cost, labour and overhead and borrowing costs if the time to build or develop is in excess of one year. Deemed cost is the fair value of the assets as at January 1, 2010.
     We initially measure and record asset retirement obligations at management’s best estimate using a present value methodology, adjusted subsequently for any changes to the timing or amount of the original estimate of cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the recorded asset retirement obligation and record a corresponding amount in finance costs to reflect the passage of time.

Leases

Leases of property, plant and equipment are classified as finance leases when we obtain substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we record an asset together with a corresponding long-term liability at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Thereafter, the asset is amortized over the shorter of its useful life and the lease term and the liability is measured at amortized cost using the effective interest method.
     All other leases are classified as operating leases. Lease payments are expensed on a straight-line basis over the term of the lease.

Finite-life Intangible Assets

Software

We record internal-use software at historical cost. Cost includes expenditures that are attributable directly to the acquisition or development of the software, including the purchase cost, labour and overhead.

Customer Relationships

Customer relationship assets are acquired through business combinations and are recorded at fair value at the date of acquisition.

Indefinite-Life Intangible Assets

Brand assets, mainly comprised of the Bell brand, are acquired through business combinations and are recorded at fair value at the date of acquisition. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year.
     Currently there are no legal, regulatory, competitive or other factors that limit the useful lives of our brands or spectrum licences.

Borrowing Costs

We capitalize borrowing costs to qualifying assets that take in excess of one year to build or develop using our weighted average cost of borrowing.

BCE INC.  Q1 2011  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

Depreciation and Amortization

We amortize capital assets on a straight-line basis over their estimated useful lives. We review our estimates of the useful lives of the assets on an annual basis and adjust depreciation and amortization on a prospective basis, if needed. Land and assets under construction or development are not amortized.

ESTIMATED USEFUL LIFE
Property, plant and equipment
Network infrastructure and equipment	3 to 50 years
Buildings	10 to 40 years
Finite-life intangible assets
Software	2 to 7 years
Customer relationships	5 to 30 years

GOODWILL AND BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred.
     Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in earnings immediately as a bargain purchase gain.
     Changes in our ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any difference between the change in the carrying amount of non-controlling interest and the consideration paid or received is attributed to owner’s equity.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill, indefinite-life intangible assets and finite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Other capital assets are tested for impairment if events or changes in circumstances, assessed quarterly, indicate that their carrying amount may not be recoverable. For the purpose of impairment tests, assets are grouped at the lowest level for which there are separately identifiable cash flows.
     Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s value has increased, all or a portion of the impairment is reversed.

Goodwill Impairment Testing

We perform an annual test for goodwill impairment for each of our Cash Generating Units (CGUs) in the fourth quarter and whenever events or changes in circumstances indicate that goodwill might be impaired.
     A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. We assess goodwill impairment at the level of each CGU or group of CGUs likely to benefit from acquisition-related synergies within an operating segment.
     We identify any potential impairment by comparing the carrying value of a CGU to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU is less than its carrying value, the recoverable amount is determined for all its identifiable assets and liabilities. The excess of the recoverable amount of the CGU over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.
     An impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its recoverable amount.

34  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

FINANCIAL INSTRUMENTS

Held for Trading

Financial assets and liabilities classified as held for trading are measured at fair value, with changes in fair value recognized in Other (expense) income in the income statement. Cash and Cash equivalents are classified as held for trading.

Available-for-sale (AFS) Financial Assets

Our portfolio investments in equity securities are classified as AFS and are presented in our statements of financial position as Other non-current assets. These securities are recorded at fair value on the date of acquisition, plus related transaction costs. Investments in publicly-traded securities are adjusted to fair value at each reporting date. Investments in privately-held securities also are adjusted to fair value when we can measure fair value reliably. The corresponding unrealized gains and losses are recorded in comprehensive income and are reclassified to Other (expense) income in the income statement when realized or when an impairment is determined. Income from investments also is recorded in Other (expense) income in the income statement.

Trade and Other Receivables

Trade and other receivables, which include accounts receivable and other short-term receivables, are measured at amortized cost using the effective interest method, net of any allowance for doubtful accounts.

Other Financial Liabilities

Other financial liabilities are recorded at amortized cost using the effective interest method and include trade and other payables, interest payable and debt.

Costs of Issuing Debt and Equity

The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the statements of changes in equity as a reduction of the proceeds received.

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments to manage interest rate risk and foreign currency risk. We do not use derivative financial instruments for speculative or trading purposes.

Hedge Accounting

To qualify for hedge accounting, we document all relationships between each derivative and the item it hedges and our risk management objective and strategy. This includes associating each derivative to a specific asset or liability, a specific firm commitment, or a specific anticipated transaction.
     We assess the effectiveness of a derivative in managing an identified risk when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedge becomes ineffective, we stop using hedge accounting.

Fair Value Hedges

Our fair value hedges primarily consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate, long-term debt. These swaps usually involve exchanging interest payments without exchanging the notional amount on which the payments are based. We record the exchange of payments as an adjustment to interest expense on the hedged debt. We include the related net receivable or payable from counterparties in Other current assets or Trade and other payables for swaps that mature within one year and in Other non-current assets or Other non-current liabilities for swaps that have a maturity of more than one year. Changes in the fair value of these derivatives and the related long-term debt are recognized in Other (expense) income in the income statements and offset, except for any ineffective portion of the hedging relationship.

BCE INC.  Q1 2011  QUARTERLY REPORT  35

Notes to Consolidated Financial Statements

Cash Flow Hedges

Our cash flow hedges are used to mitigate foreign currency risk on certain long-term debt instruments and purchase commitments. We use forward foreign exchange contracts to manage the exposure to anticipated transactions denominated in foreign currencies. We use cross-currency swaps to hedge firm commitments to pay interest and/or principal amounts in the foreign currency. Changes in the fair value of these derivatives are recognized in our statement of comprehensive income, except for any ineffective portion, which is recognized immediately in earnings. Realized gains and losses in accumulated other comprehensive income are reclassified to Other (expense) income in the income statement in the same periods as the corresponding hedged items are recognized in earnings. Cash flow hedges that mature within one year are included in Other current assets or Trade and other payables, whereas hedges that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.

Economic Hedges

Derivatives that are economic hedges and do not qualify for hedge accounting are recognized at fair value. We record changes in the fair value of these derivatives in Other (expense) income in the income statement.

EMPLOYEE BENEFIT PLANS

Defined Benefit (DB) Plans

We maintain DB plans that provide pension benefits for most of our employees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation.
     We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service.
     We provide other employee future benefits to some of our employees, including:

  healthcare and life insurance benefits during retirement. The provision of such benefits is being phased out over a ten-year period ending on December 31, 2016. We do not fund most of these other employee future benefit plans.

  other benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

We accrue our obligations and related costs under employee benefit plans, net of the fair value of pension plan assets. Pension and other employee future benefit costs are determined using:

  the projected unit credit method, prorated on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing of benefits expected to be paid under the plans management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected healthcare costs.

The expected long-term rate of return is a weighted average rate of our forward-looking view of long-term returns on each of the major plan asset categories in our funds. We value pension plan assets at fair value using current market values.
     The expense relating to our employee benefit plans is shown in operating costs, interest on our employee benefit obligations and expected return on pension plan assets. Pension current service cost is included in operating costs and is spread systematically over employees’ expected service periods. The interest on our employee benefit obligations and the expected return on pension plan assets are recognized in net earnings and are displayed on the face of the income statements. Interest on our employee benefit obligations is the accretion of interest on the obligations under the employee benefit plans and the expected return on pension plan assets is based on conditions that existed at the beginning of the year.
     Actuarial gains and losses for all employee benefit plans are recorded in other comprehensive income in the period in which they occur and recognized immediately in the deficit.

Defined Contribution (DC) Pension Plans

We also maintain DC plans that provide certain employees with pension benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of that employee’s salary.
     We recognize a pension current service cost for DC plans when the employee provides service to the company, essentially coinciding with our cash contributions.
     Generally, new employees can participate only in the DC pension arrangements.

36  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

INCOME TAXES

Income tax expense comprises current and deferred taxes. Tax expense is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.
     A current or long-term tax liability/asset is the estimated tax payable/receivable on taxable earnings for the current and past periods, inclusive of any possible effect that could arise from a review by the tax authorities.
     A deferred tax asset or liability is tax recoverable or payable in future periods as a result of past transactions or events. We use the liability method to account for deferred tax assets and liabilities, which arise from:

  temporary differences between the carrying amount of assets and liabilities recognized in the statement of financial position and their corresponding tax basis the carryforward of unused tax losses and credits.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current tax and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the end of the reporting date.
     Deferred tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.

Investment Tax Credits, Tax Credits and Government Grants

We recognize investment tax credits (ITCs) and other government grants given on eligible expenditures when it is more likely than not that they will be realized. They are presented as part of Trade and other receivables and Other non-current assets on the statements of financial position. We use the cost reduction method to account for ITCs, under which the credits are applied against the expense or asset to which the ITC or government grant relates.

SHARE-BASED PAYMENTS

Our equity-settled, share-based payment arrangements include stock option plans, restricted share units (RSUs), deferred share units (DSUs) and employee savings plans (ESPs). Certain RSUs are cash-settled or provide the counterparty with a choice of settlement.

Stock Options

We use a fair value-based method to measure the cost of our employee stock options, based on the number of stock options that are expected to vest. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of stock options that are expected to vest.
     We credit contributed surplus for stock option expense recognized over the vesting period. When stock options are exercised, we credit share capital for the amount paid and the amounts previously credited to contributed surplus.

RSUs

For each RSU granted, we recognize compensation expense equal to the market value of a BCE Inc. common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus for equity settled RSUs and a corresponding credit to a liability for cash-settled RSUs. Additional RSUs are issued to reflect dividends declared on the common shares.
     Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs that are expected to vest and, for cash-settled RSUs, changes in the market value of BCE  Inc. common shares. The effect of these changes is recognized in the period of the change. For equity settled RSUs, changes in the market value of BCE Inc. common shares are recognized in the deficit upon settlement. Vested RSUs are settled either in BCE Inc. common shares, in cash, in DSUs, or through a combination of these, depending on the terms of the grant.

DSUs

DSUs issued are recognized at the fair value of the services received. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE  Inc. common shares purchased on the open market following the cessation of employment or when a director leaves the board. We credit contributed surplus for the fair value of DSUs at the issue date. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

BCE INC.  Q1 2011  QUARTERLY REPORT  37

Notes to Consolidated Financial Statements

ESPs

We recognize our contributions under our ESPs as compensation expense. Beginning in July 2010, employer ESP contributions accrue over a two-year vesting period. We credit contributed surplus for the ESP expense recorded over the vesting period, based on management’s estimate of the accrued contributions that are expected to vest. We adjust the deficit for any difference between the cost of shares purchased at the time of settlement and the amount previously credited to contributed surplus.

USING ESTIMATES AND KEY JUDGEMENTS

When preparing financial statements according to IFRS, management makes estimates and assumptions relating to:

  reported amounts of revenues and expenses

  reported amounts of assets and liabilities

  disclosure of contingent assets and liabilities.

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and actual results could differ. In particular, we use estimates when accounting for certain items such as revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, legal and tax contingencies, share-based compensation plans, employee benefit plans, deferred income taxes and goodwill impairment. We also use estimates when recording the fair values of assets acquired and liabilities assumed in a business combination.

Provisions are recognized when:

  the company has a present legal or constructive obligation based on past events;

  it is probable that an outflow of economic resources will be required to settle the obligation; and

  the amount can be reasonably estimated.

Provisions are measured at the present value of the estimated expenditures expected to settle the obligation. This present value, if material, is determined using the current market assessments of the time value of money and risks specific to the obligation. The obligation increases as a result of the passage of time and is recorded as interest expense.
     The estimates involving a higher degree of judgement or complexity are described below.

Restructuring Provisions

Restructuring provisions are recognized when we have a detailed, formal plan that materially changes either the scope of our business or the manner in which our business is conducted.

Onerous Contracts

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under the contract exceed the expected benefits to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

Fair Value of Financial Instruments

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statement of financial position at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference to published price quotations or by using other valuation techniques.

Employee Benefit Plans

The amounts reported in the financial statements relating to DB pension and other employee future benefits are determined using actuarial calculations that are based on several assumptions.
     The actuarial valuation uses management’s assumptions for the discount rate, expected long-term rate of return on pension plan assets, rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate used to value the employee benefit obligation and the expected long-term rate of return on pension plan assets. Each of our operating segments is affected by these assumptions.

38  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Discount Rate

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the pension plan. A lower discount rate results in a higher employee benefit obligation and a higher pension deficit.

Expected Long-Term Rate of Return

The expected long-term rate of return is a weighted average of estimated long-term returns on each of the major plan asset categories in our pension funds. Poor fund performance results in a lower fair value of plan assets and a higher pension deficit.

Useful Lives of Property, Plant and Equipment

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets may cause the estimated useful lives of these assets to change.
     We review estimates of the useful lives of property, plant and equipment on an annual basis and adjust depreciation on a prospective basis, if necessary.

Goodwill Impairment

We make a number of estimates when calculating the recoverable amount of goodwill using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the numbers of years used in the cash flow model, and the discount rate.

Capital Asset Impairment

We make a number of estimates when calculating fair value using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate.

Contingencies

We become involved in various litigation and regulatory matters as a part of our business that could affect each of our operating segments. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.
     We accrue a potential loss if we believe the loss is probable and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade and other payables or Other non-current liabilities. Any cash settlement would be deducted from cash from operating activities. We estimate the amount of the loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

Income Taxes

The calculation of income taxes requires judgement in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on the information that currently is available.
     Deferred tax assets and liabilities require management judgement in determining the amounts to be recognized. In particular, judgement is required when assessing the timing of reversal of temporary differences to which future income tax rates are applied. Further, the amount of deferred tax assets, which is limited to the amount that is more likely than not to be realized, is estimated with consideration given to the timing, sources and amounts of future taxable profit.

BCE INC.  Q1 2011  QUARTERLY REPORT  39

Notes to Consolidated Financial Statements

FUTURE CHANGES TO ACCOUNTING STANDARDS

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. IFRS 9 is the IASB’s first step in its project to replace IAS 39 – Financial Instruments: Recognition and Measurement. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. IFRS 9 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In October 2010, IASB amended IFRS 7 – Financial Instruments: Disclosures to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. The amendment also requires disclosure of supplementary information if a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period. The amendments to IFRS 7 must be applied for annual periods beginning on or after July 1, 2011, with early adoption permitted.
     We are currently evaluating the impact and effective date of adoption of IFRS 9 and the amendments to IFRS 7.

Note 4: First-time Adoption of IFRS

Our accounting policies presented in Note 3, Significant Accounting Policies, have been applied in preparing the financial statements for the three months ended March 31, 2011, the comparative information for the period ended March 31, 2010, the year ended December 31, 2010 and the opening statement of financial position at January 1, 2010, our date of transition to IFRS.
     We have applied IFRS 1 – First-time Adoption of IFRS in preparing the consolidated statement of financial position as at January 1, 2010. The effects of the transition to IFRS on equity and total comprehensive income are presented in this note.
     Prior to January 1, 2010, our consolidated financial statements were prepared in accordance with previous Canadian GAAP.

FIRST-TIME ADOPTION ELECTIONS

Mandatory exceptions

Our accounts receivable securitization program does not qualify for derecognition under IFRS. We have recognized our securitized accounts receivable on a retrospective basis as the information was available at the time of the initial accounting for these transactions. As a result, total current assets and total current liabilities increased by $1,305 million as at January 1, 2010. We have applied all of the other mandatory exceptions to full retrospective application as required under IFRS 1.

Elective exemptions

We have applied the following elective exemptions to full retrospective application as permitted under IFRS 1.

Business Combinations

We have elected not to apply IFRS 3 – Business Combinations retrospectively to business combinations that occurred before the date of transition.

Employee Benefit Plans

We have elected to charge all of our deferred actuarial gains and losses in our DB pension plans under previous Canadian GAAP to the opening deficit as at January 1, 2010.

Deemed Cost

We have elected to use fair value as deemed cost as at January 1, 2010 for certain items of property, plant and equipment.

40  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

RECONCILIATION OF PREVIOUS CANADIAN GAAP TO IFRS

Reconciliation of Equity

Total equity at January 1, 2010, March 31, 2010 and December 31, 2010 under previous Canadian GAAP is reconciled to the amounts reported under IFRS below. All amounts are after tax.

		AT	AT	AT
		JANUARY 1,	MARCH 31,	DECEMBER 31,
	NOTE	2010	2010	2010
Total equity as reported under previous Canadian GAAP		16,974	16,995	17,207
Employee benefit plans	a	(2,403)	(3,042)	(3,497)
Depreciation and amortization / Deemed cost	b, c	(1,421)	(1,417)	(1,366)
Income taxes	d	(314)	(313)	(310)
Non-controlling interest	e	21	20	16
Fund unit liability	f	(2,074)	(1,943)	(2,096)
Other		124	141	214
Total equity under IFRS		10,907	10,441	10,168

Reconciliation of Total Comprehensive Income

Total net earnings and comprehensive income for the three months ended March 31, 2010 and the year ended December 31, 2010 under previous Canadian GAAP are reconciled to the amounts reported under IFRS below.

		THREE
		MONTHS
		ENDED	YEAR ENDED
		MARCH 31,	DECEMBER 31,
	NOTE	2010	2010
Net earnings as reported under previous Canadian GAAP		637	2,277
Employee benefit plans	a	(38)	(97)
Depreciation and amortization expense	b, c	4	55
Non-controlling interest	e	76	299
Fund unit liability	f	55	(321)
Other		–	(23)
Net earnings under IFRS		734	2,190

		THREE
		MONTHS
		ENDED	YEAR ENDED
		MARCH 31,	DECEMBER 31,
	NOTE	2010	2010
Comprehensive income as reported under previous Canadian GAAP		507	2,155
Change in net earnings		97	(87)
Actuarial losses on employee benefit plans, net of tax	a	(594)	(969)
Non-controlling interest on cash flow hedges		1	2
Comprehensive income under IFRS		11	1,101

Reconciliation of the Statements of Cash Flows

There were no material changes to the statements of cash flows on adoption of IFRS, except for the cash provided by or used in our investment in joint ventures. Under previous Canadian GAAP, increases and decreases in cash and cash equivalents in joint ventures was proportionately consolidated. Under IFRS, we account for joint ventures using the equity method, increases and decreases in cash and cash equivalents are presented in cash from investing activities.

BCE INC.  Q1 2011  QUARTERLY REPORT  41

Notes to Consolidated Financial Statements

Explanatory Notes

a. Employee Benefit Plans

Under previous Canadian GAAP, we amortized actuarial gains and losses to earnings over employees’ expected average remaining service life (EARSL) using the corridor method relating to our DB pension and other employee future benefit plans. We deducted 10% of the greater of the employee benefit obligation or the market-related value of pension plan assets from the unamortized net actuarial gains or losses on a market-related value basis. Any excess was amortized to earnings on a straight-line basis over EARSL. Past service costs under previous Canadian GAAP also were amortized on a straight-line basis over EARSL.
     Under IFRS, we recognize actuarial gains and losses on a current basis in other comprehensive income as incurred. Vested past service costs are recognized immediately in earnings; unvested past service costs are amortized on a straight-line basis over the vesting period. IFRS also requires that pension plan assets be measured using market values, instead of the market-related values we used under previous Canadian GAAP.
     Under IFRS 1, we elected to charge all deferred actuarial gains and losses to the opening deficit on January 1, 2010. At the date of transition, we reduced the employee benefit asset by $2,316 million, increased employee benefit obligations by $979 million and the opening deficit increased by $2,403 million, net of a decrease in deferred tax liabilities of $652 million, an increase in deferred tax assets of $241 million and non-controlling interest of $1 million.
     For the three months ended March 31, 2010, the discount rate declined from 6.4% to 5.9% and the actual return on assets was 2.7% compared to an expected annual return of 7.0%. As a result, our employee benefit obligation increased by $829 million, net of taxes of $235 million and non-controlling interest of $1 million and $594 million was charged to other comprehensive income.
     For the year ended December 31, 2010, the discount rate declined from 6.4% to 5.5% and the actual return on assets was 11.4% compared to an expected annual return of 7.0%. As a result, our employee benefit obligation increased by $1,358 million and the deficit increased by $969 million, net of taxes of $389 million and non-controlling interest of $2 million.
     The decrease in net earnings of $38 million, net of taxes of $10 million, for the three months ended March 31, 2010 and $97 million, net of taxes of $29 million, for the year ended December 31, 2010 is comprised of an increase in the net employee benefit plans cost due to the valuation of plan assets at market value, partly offset by the exclusion of amortization of actuarial losses as the losses were charged to the opening deficit on transition to IFRS and the inclusion of pension current service cost in our capitalized labour rates. Additionally, for the quarter ended March 31, 2010 and the year ended December, 31, 2010, a valuation allowance amounting to $38 million, net of taxes of $13 million, that was recorded in pension expense under previous Canadian GAAP, has been recorded in other comprehensive income under IFRS.

b. Deemed Cost

Under IFRS, we elected, at the date of transition, to use fair value as deemed cost for certain items of property, plant and equipment. The fair value of the property, plant and equipment was $2,952 million, resulting in a decrease in the carrying amount of $1,344 million. As a result, $969 million, net of taxes of $375 million, was charged to the opening deficit on January 1, 2010.
     As a result of this adjustment, net earnings increased by $172 million, net of taxes of $74 million, for the year ended December 31, 2010.

c. Depreciation and Amortization

Under previous Canadian GAAP, we depreciated most of our wireline assets using the group method of depreciation. When we retired or disposed of assets in the ordinary course of business, we charged the gain or loss to accumulated depreciation.
     Under IFRS, we depreciate capital assets using the straight-line method over their estimated useful lives and gains and losses on retirement or disposal of assets are included in earnings as incurred.
     At January 1, 2010, we applied the straight-line method of depreciation retrospectively to assets previously depreciated using the group method, which resulted in a decrease to the carrying amount of those assets of $619 million. The resulting charge of $452 million, net of taxes of $167 million, was charged to the opening deficit at January 1, 2010. For the year ended December 31, 2010, depreciation expense increased by $104 million, net of taxes of $2 million.
     For the three months ended March 31, 2010 and year-ended December 31, 2010, losses on disposal resulted in a decrease in net earnings of $7 million, net of taxes of $2 million and $13 million, net of taxes of $5 million, respectively.

d. Income Taxes

On the date of transition, we increased our deferred tax liabilities and the opening deficit by $314 million due to the difference in the inclusion rate for temporary differences related to certain intangible assets.

42  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

e. Non-Controlling Interest

Under previous Canadian GAAP, non-controlling interest was presented as a separate component between liabilities and equity in the statements of financial position and as a component of net earnings in the income statements.
     Under IFRS, non-controlling interest is presented as a separate component within equity in the statements of financial position and is not included as part of net earnings in the income statements.

f. Fund Unit Liability

Under previous Canadian GAAP, the 55.9% of Bell Aliant trust units (fund units) that were publicly held were accounted for as equity. They were presented as non-controlling interest in our financial statements, and were measured at the pro-rata share of net assets of Bell Aliant.
     Under IFRS, fund units held by the public that have a feature that allows the holder to redeem the instrument for cash or another financial asset at the holder’s option are presented as a liability and recorded at fair value with changes in fair value recorded in net earnings.
     At the date of transition to IFRS, we recognized a fund unit liability of $3,104 million, decreased our non-controlling interest by $1,030 million and decreased accumulated other comprehensive income by $15 million and increased our deficit by $2,059 million.
     For the three months ended March 31, 2010, interest on the fund unit liability, which represents distributions paid to the public unit holders, was $92 million, the fair value gain was $147 million and previously reported non-controlling interest decreased by $76 million, which resulted in an increase in net earnings of $131 million.
     For the twelve months ended December 31, 2010, interest on the fund unit liability was $370 million, the fair value gain was $49 million and previously reported non-controlling interest decreased by $299 million, which resulted in a decrease in net earnings of $22 million.

g. Joint Venture Interests

Under previous Canadian GAAP, we accounted for our interests in joint ventures using the proportionate consolidation method. Under this method, we recorded our pro-rata share of the assets and liabilities, revenues and expenses, and cash flows of our joint ventures.
     Under IFRS, we use the equity method to account for our joint venture interests.

Note 5: Segmented Information

In the first quarter of 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, we have restated prior period results for Bell Wireline and Bell Aliant to reflect the change of ownership in xwave between Bell and Bell Aliant. Our reportable segments and consolidated results did not change as a result of this restatement.
     The following table is a summary of financial information by segment for the last two years.

			INTER-			INTER-
			SEGMENT			SEGMENT
	BELL	BELL	ELIMINA-		BELL	ELIMINA-
FOR THE THREE MONTHS ENDED MARCH 31, 2011	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,597	1,244		3,841	625		4,466
Inter-segment	75	7	(41)	41	57	(98)	–
Total operating revenues	2,672	1,251	(41)	3,882	682	(98)	4,466
Operating costs	(1,628)	(790)	41	(2,377)	(354)	98	(2,633)
EBITDA	1,044	461	–	1,505	328	–	1,833
Depreciation and amortization	(546)	(110)		(656)	(134)		(790)
Severance, acquisition and other costs	(49)	(2)		(51)	(10)		(61)
Finance costs
Interest expense							(191)
Interest on employee benefit obligations							(242)
Expected return on pension plan assets							254
Other expense							(22)
Earnings before income taxes							781

BCE INC.  Q1 2011  QUARTERLY REPORT  43

Notes to Consolidated Financial Statements

			INTER-			INTER-
			SEGMENT			SEGMENT
	BELL	BELL	ELIMINA-		BELL	ELIMINA-
FOR THE THREE MONTHS ENDED MARCH 31, 2010	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,668	1,139		3,807	626		4,433
Inter-segment	79	7	(48)	38	63	(101)	–
Total operating revenues	2,747	1,146	(48)	3,845	689	(101)	4,433
Operating costs	(1,743)	(735)	48	(2,430)	(351)	101	(2,680)
EBITDA	1,004	411	–	1,415	338	–	1,753
Depreciation and amortization	(515)	(111)		(626)	(140)		(766)
Severance, acquisition and other costs	(15)	(5)		(20)	(12)		(32)
Finance costs
Interest expense							(172)
Interest on employee benefit obligations							(248)
Interest on fund unit liability							(92)
Expected return on pension plan assets							225
Other income							269
Earnings before income taxes							937

ADDITIONAL IFRS INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2010

The following IFRS disclosures relating to segmented information for the year ended December 31, 2010 are presented in our 2011 first quarter financial report to provide a better understanding of how the adoption of IFRS affected our previously reported annual audited figures.

			INTER-			INTER-
			SEGMENT			SEGMENT
	BELL	BELL	ELIMINA-		BELL	ELIMINA-
FOR THE YEAR ENDED DECEMBER 31, 2010	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TIONS	BCE
Segment assets	22,176	8,149	–	30,325	6,097	(529)	35,893

Note 6: Operating Costs

FOR THE PERIOD ENDED MARCH 31	2011	2010
Labour Costs
Wages, salaries and related taxes and benefits	(886)	(896)
Pension current service costs	(59)	(53)
Other labour costs(1)	(219)	(211)
Less:
Capitalized labour	191	170
Total labour costs	(973)	(990)
Cost of revenues(2)	(1,221)	(1,188)
Other operating costs(3)	(439)	(502)
Total operating costs	(2,633)	(2,680)
(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

Note 7: Severance, Acquisition and Other Costs

FOR THE THREE MONTHS ENDED MARCH 31	2011	2010
Employee severance
Bell	(42)	(11)
Bell Aliant	(1)	(11)
Total severance costs	(43)	(22)
Acquisition costs	(2)	(3)
Other costs	(16)	(7)
Total severance, acquisition and other costs	(61)	(32)

44  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

SEVERANCE COSTS

Severance costs consist of employee termination charges related to involuntary and voluntary workforce reduction initiatives.

ACQUISITION COSTS

Acquisition costs consist of transaction costs, such as legal and bankers’ fees, employee severance costs related to the purchase or sale of a business and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.

OTHER COSTS

Other costs consist of real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, as well as other costs.
     We recorded charges of $16 million and $7 million in the first quarter of 2011 and 2010, respectively, which include $6 million of real estate costs related to workforce reduction initiatives in 2011 and $2 million in 2010.

Note 8: Other (expense) income

FOR THE THREE MONTHS ENDED MARCH 31	NOTE	2011	2010
Gains on sales of investments		–	125
Losses on disposal / retirement of capital assets		(8)	(9)
Impairment of assets		(21)	–
Fair value gain on fund unit liability	4	–	147
Other		7	5
Other (expense) income		(22)	268

GAINS ON SALES OF INVESTMENTS

Gains on investments of $125 million in 2010 resulted from the sale of certain of our publicly-traded investments for proceeds of approximately $118 million, mainly from our investment in SkyTerra Communications Inc. As a result, we reclassified unrealized gains of $125 million out of Other comprehensive income (loss) and into Other (expense) income. We used the average cost method to determine the gain.

IMPAIRMENT OF ASSETS

We recognized an impairment charge of $21 million in the first quarter of 2011 relating to our Calgary Westwinds campus that is under a finance lease. The charge was determined by comparing the carrying value of our leasehold interest to its fair value less costs to sell, determined by calculating the expected future discounted cash flows using a discount rate of 4.92%. The carrying value of our leasehold interest was $67 million prior to the impairment.

Note 9: Earnings Per Share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE PERIOD ENDED MARCH 31	2011	2010
Net earnings attributable to common shareholders – basic	503	706
Dividends declared per common share	0.493	0.435
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	752.9	765.7
Assumed exercise of stock options(1)	0.6	0.3
Weighted average number of common shares outstanding – diluted	753.5	766.0
(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share. The number of excluded options was 2,833,666 in the first quarter of 2011 compared to 7,310,446 in the first quarter of 2010.

On April 1, 2011, as part of the acquisition of CTV Inc. (CTV), previously CTVglobemedia Inc., BCE Inc. issued 21.7 million shares to Woodbridge Ltd.

BCE INC.  Q1 2011  QUARTERLY REPORT  45

Notes to Consolidated Financial Statements

Note 10: Debt

ISSUANCES/REDEMPTIONS

On March 16, 2011, Bell Canada issued 4.40% Series M-22 medium term debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 16, 2018.
     On April 26, 2011, Bell Aliant issued 4.88% medium-term notes, with a principal amount of $300 million, which mature on April 26, 2018. Net proceeds were used to partially redeem early its 4.72% medium-term notes with a principal amount of $300 million, which were due on September 26, 2011, out of a total outstanding principal amount of $405 million.

FUND UNIT LIABILITY

On January 1, 2011, when Bell Aliant changed from an income fund to a corporate structure, the fund units were exchanged one-for-one into common shares. The previous redemption feature attached to the fund units did not transfer to the common shares. As a result, the fund unit liability decreased by $3,060 million, non-controlling interest increased by $331 million, accumulated other comprehensive income increased by $13 million and the deficit decreased by $2,716 million.

Note 11: Share Capital

CONVERSION OF PREFERRED SHARES

On May 1, 2011, 370,067 of BCE Inc.’s 10,051,751 Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, on May 1, 2011, 1,159,372 of BCE Inc.’s 3,948,249 Series AH Preferred Shares were converted, on a one-for-one basis, into series AG Preferred Shares. The balance of the Series AG and Series AH Preferred Shares that have not been converted remain outstanding.
     For the five-year period beginning on May 1, 2011, the Series AG Preferred Shares will pay a quarterly fixed dividend based on the annual dividend rate of 4.50%. The Series AH Preferred Shares will continue to pay a monthly floating adjustable cash dividend. Dividends will be paid as and when declared by the board of directors of BCE Inc.

2010 NORMAL COURSE ISSUER BID (NCIB) PROGRAM

	THREE	TWELVE
	MONTHS	MONTHS
	ENDED	ENDED
	MARCH 31,	DECEMBER 31,
	2010	2010
Common shares repurchased and cancelled (millions)	4.2	16.2
Total cost charged to:
Common shares	70	274
Contributed surplus	5	18
Deficit	50	208
Total	125	500

The 2010 NCIB program was completed in December 2010.

Note 12: Share-Based Payments

STOCK OPTIONS

Under BCE Inc.’s long-term incentive plans, BCE Inc. may grant options to key employees to buy BCE Inc. common shares. The subscription price of a grant is based on the higher of:

  the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant the volume-weighted average of the trading price for the last five consecutive trading days ending immediately on the trading day prior to the effective date of the grant.

Most options granted in March 2007 vested evenly over a four-year period of continuous employment from the date of grant, unless a special vesting period applied. Options granted in December 2008 vested fully after two years of continuous employment from the date of the grant. Options granted in February 2011 will vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and generally can be exercised for a period of up to seven years from the date of grant without exceeding 10 years from the date of grant.

46  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Special vesting provisions may apply if:

  there is a change in control of BCE Inc. and the option holder’s employment ends the option holder is employed by a designated subsidiary of BCE Inc. and BCE Inc.’s ownership interest in that subsidiary falls below the percentage set out in the plan.

		WEIGHTED
		AVERAGE
		EXERCISE
	NUMBER	PRICE
	OF OPTIONS	($)
Outstanding, January 1, 2011	8,491,226	$32
Granted	2,426,884	$36
Exercised(1)	(1,841,371)	$26
Expired	(1,476,923)	$40
Forfeited	(60,605)	$33
Outstanding, March 31, 2011	7,539,211	$33
Exercisable, March 31, 2011	5,112,327	$31
(1)	The weighted average share price for options exercised during the quarter was $36.

Assumptions Used in Stock Option Pricing Model

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2011
Weighted average fair value per option granted	$3.10
Weighted average share price	$35.67
Weighted average exercise price	$35.67
Dividend yield	5.5%
Expected volatility	21%
Risk-free interest rate	2.7%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE Inc.’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

RSUs

RSUs are granted to executives and other key employees. The value of an RSU at the grant date is equal to the value of one BCE Inc. common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE Inc. common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. Most of the outstanding RSUs will vest in December 2013, provided that the holder is employed by Bell Canada or one of its subsidiaries at that time and, in certain cases, if performance objectives are met as determined by the board.

NUMBER
OF RSUs
Outstanding, January 1, 2011	3,956,697
Granted	1,265,312
Dividends credited	97,286
Settled	(3,956,169)
Outstanding, March 31, 2011	1,363,126

For the three months ended March 31, 2011 and March 31, 2010, we recorded compensation expense for RSUs of $3 million and $20 million, respectively.

BCE INC.  Q1 2011  QUARTERLY REPORT  47

Notes to Consolidated Financial Statements

DSUs

NUMBER
OF DSUs
Outstanding, January 1, 2011	3,477,365
Issued	238,916
Dividends credited	16,879
Settled	(75,227)
Outstanding, March 31, 2011	3,657,933

ESPs

NUMBER
OF ESPs
Unvested contributions, January 1, 2011	360,081
Contributions	177,202
Dividends credited	3,936
Vested	(4,167)
Forfeited	(15,502)
Unvested contributions, March 31, 2011	521,550

For the three months ended March 31, 2011 and March 31, 2010, we recorded compensation expense for ESPs of $5 million and $9 million, respectively.

Note 13: Employee Benefit Plans

EMPLOYEE BENEFIT PLANS COST

We provide pension and other post-employment benefits for most of our employees. These include DB pension plans, DC pension plans, post-employment benefit costs and long-term disability costs.

FOR THE THREE MONTHS ENDED MARCH 31	2011	2010
DB pension plans cost	(20)	(47)
DC pension plans cost	(16)	(15)
Post-employment benefit cost	(19)	(20)
Long-term disability cost	(3)	(3)
less: capitalized benefit plans cost	11	9
Net employee benefit plans cost	(47)	(76)

Components of DB Plans Cost

	DB PENSION PLANS COST		POST-EMPLOYMENT BENEFIT COST		LONG-TERM DISABILITY COST
FOR THE THREE MONTHS ENDED MARCH 31	2011	2010	2011	2010	2011	2010
Current service cost(1)	(52)	(45)	(2)	(2)	–	–
Interest on obligations	(218)	(224)	(21)	(21)	(3)	(3)
Expected return on plan assets	250	222	4	3	–	–
Employee benefit plans cost, recognized	(20)	(47)	(19)	(20)	(3)	(3)
(1)	Current service cost is included in operating costs in the income statements.

48  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

ADDITIONAL IFRS INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2010

The following IFRS disclosures relating to our employee benefit plans for the year ended December 31, 2010 are presented in our 2011 first quarter financial report to provide a better understanding of how the adoption of IFRS affected our previously reported annual audited figures for some of our more significant income statement and statement of financial position items.

Employee Benefit Plans Cost

FOR THE YEAR ENDED DECEMBER 31	2010
DB pension plans cost	(193)
DC pension plans cost	(47)
Post-employment benefits cost	(79)
Long-term disability cost	(12)
less: capitalized benefit plans cost	37
Net employee benefit plans cost	(294)

Components of DB Plans Cost

The recognized net employee benefit plans cost reflects the amount reported in our income statement and is calculated according to our accounting policy.

		POST-
		EMPLOYMENT	LONG-TERM
	DB PENSION	BENEFIT	DISABILITY
	PLANS COST	COST	COST
FOR THE YEAR ENDED DECEMBER 31	2010	2010	2010
Current service cost(1)	(184)	(6)	–
Interest on obligations	(894)	(86)	(12)
Expected return on plan assets	885	13	–
Employee benefit plans cost, recognized	(193)	(79)	(12)
(1)	Current service cost is included as part of operating costs in the income statements.

The statement of comprehensive income includes the following amounts, before income taxes.

2010
Cumulative losses recognized directly in equity, January 1, 2010	–
Actuarial losses in other comprehensive income	(1,425)
Effect of asset limit	67
Cumulative losses recognized directly in equity, December 31, 2010	(1,358)

BCE INC.  Q1 2011  QUARTERLY REPORT  49

Notes to Consolidated Financial Statements

Components of DB Accrued Benefit Asset (Liability)

The following tables show the change in accrued benefit obligation and fair value of plan assets and the funded status of the DB plans.

		POST-	LONG-TERM
	PENSION	EMPLOYMENT	DISABILITY
AT DECEMBER 31, 2010	BENEFITS	BENEFITS	BENEFITS
Accrued benefit obligation, beginning of the year	(14,337)	(1,394)	(203)
Current service cost	(184)	(6)	–
Interest on obligations	(894)	(86)	(12)
Actuarial losses	(1,763)	(198)	(24)
Benefit payments	947	76	24
Employee contributions	(6)	–	–
Accrued benefit obligation, end of the year	(16,237)	(1,608)	(215)
Fair value of plan assets, beginning of the year	13,069	191	–
Expected return on plan assets(1)	885	13	–
Actuarial gains	553	7	–
Benefit payments	(947)	(76)	(24)
Employer contributions	1,271	74	24
Employee contributions	6	–	–
Transfers to DC pension plans	(2)	–	–
Fair value of plan assets, end of the year	14,835	209	–
Plan deficit	(1,402)	(1,399)	(215)
Effect of asset limit	(253)	–	–
Accrued benefit liability, end of the year	(1,655)	(1,399)	(215)
Employee benefit asset included in other non-current assets	33	–	–
Employee benefit obligation	(1,688)	(1,399)	(215)
(1)	The actual return on plan assets was $1,458 million in 2010.

Funded Status of DB Pension Plans

		PARTIALLY
	FUNDED	FUNDED(1)	UNFUNDED(2)
FOR THE YEAR ENDED DECEMBER 31	2010	2010	2010
Present value of accrued benefit obligation	(15,785)	(1,697)	(578)
Fair value of plan assets	14,815	229	–
	(970)	(1,468)	(578)
(1)

The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and post-employment benefits. The company partially funds the SERP, through letters of credit and a retirement compensation arrangement account with Revenue Canada. Certain paid-up life insurance benefits are funded through life insurance contracts.

(2)	Our unfunded plans consist of long-term disability plans which are pay-as-you-go.

50  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Significant Assumptions

Discount Rate

We determine the appropriate discount rate at the end of every year. Our discount rate was 5.5% at December 31, 2010, a decrease from 6.4% at December 31, 2009. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the discount rate on the net employee benefit plans cost for 2011 and the employee benefit obligation at December 31, 2011.

	IMPACT	IMPACT ON
	ON NET	EMPLOYEE
	EMPLOYEE	BENEFIT
	BENEFIT	OBLIGATION AT
	PLANS COST	DECEMBER 31,
	FOR 2011	2011
	INCREASE/	INCREASE/
	(DECREASE)	(DECREASE)
Discount rate increased to 6.0%
Bell Wireline	3	(855)
Bell Wireless	(1)	(16)
Bell Aliant	(1)	(219)
Total	1	(1,090)
Discount rate decreased to 5.0%
Bell Wireline	(6)	907
Bell Wireless	1	17
Bell Aliant	(1)	231
Total	(6)	1,155

Expected Long-Term Rate of Return

We determine the appropriate expected long-term rate of return at the end of every year. We assumed an expected long-term rate of return on pension plan assets of 7.0% in 2010, compared to 7.25% in 2009.
     The following table shows the impact of a 0.5% increase and a 0.5% decrease in the expected rate of return on pension plan assets on the net employee benefit plans cost for 2011 and the employee benefit obligation at December 31, 2011.

	IMPACT	IMPACT ON
	ON NET	EMPLOYEE
	EMPLOYEE	BENEFIT
	BENEFIT	OBLIGATION AT
	PLANS COST	DECEMBER 31,
	FOR 2011	2011
	INCREASE/	INCREASE/
	(DECREASE)	(DECREASE)
Expected rate of return increased to 7.5%
Bell Wireline	(59)	(59)
Bell Wireless	(1)	(1)
Bell Aliant	(14)	(14)
Total	(74)	(74)
Expected rate of return decreased to 6.5%
Bell Wireline	59	59
Bell Wireless	1	1
Bell Aliant	14	14
Total	74	74

BCE INC.  Q1 2011  QUARTERLY REPORT  51

Notes to Consolidated Financial Statements

Note 14: Acquisition of CTV

On April 1st, 2011, BCE acquired the remaining 85% of CTV common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. We acquired CTV because it allows us to better leverage content across multiple platforms. CTV will be reported as a new segment, Bell Media, in our consolidated financial statements.
     The following table summarizes the fair value of the purchase consideration.

TOTAL
Cash	656
Issuance of BCE Inc. common shares(1)	597
Purchase consideration	1,253
(1)

We issued 21,729,239 common shares with a fair value of $764 million based on the market price of BCE Inc. common shares on the acquisition date of which $597 million is purchased consideration and $167 million is for the repayment of certain acquired debt.

While preliminary estimates of the fair value of certain finite-life intangible assets have been determined for management forecasting purposes, the fair values of other assets and liabilities have not been determined. Therefore the initial accounting for the transaction is not complete.
     The acquisition date fair value of our previously held 15% equity interest in CTV immediately before the acquisition was $221 million, resulting in a gain on remeasurement of $89 million, which will be reclassified from Accumulated other comprehensive income to Other (expense) income in the consolidated income statement in the second quarter of 2011.
     BCE consolidated revenues, after reflecting the elimination of intercompany amounts, would have been $4,921 million if the acquisition had occurred on January 1, 2011.

Note 15: Property, Plant and Equipment

The following IFRS disclosures relating to the year ended December 31, 2010 are presented in our 2011 first quarter financial report to provide a better understanding of how the adoption of IFRS affected our previously reported annual audited figures for some of our more significant statement of financial position items.

	NETWORK
	INFRASTRUC-		PLANT
	TURE AND	LAND AND	UNDER CON-
YEAR ENDED DECEMBER 31, 2010	EQUIPMENT	BUILDINGS	STRUCTION	TOTAL
COST
January 1, 2010	46,695	3,681	888	51,264
Additions	1,637	157	1,106	2,900
Acquisition/(disposition) through business combinations	42	–	–	42
Transfers	995	37	(1,124)	(92)
Retirements and disposals	(532)	(24)	–	(556)
December 31, 2010	48,837	3,851	870	53,558
ACCUMULATED DEPRECIATION
January 1, 2010	32,246	1,671	–	33,917
Depreciation for the year	2,258	130	–	2,388
Retirements and disposals	(488)	(23)	–	(511)
Other	(15)	4	–	(11)
December 31, 2010	34,001	1,782	–	35,783
NET CARRYING AMOUNT
At January 1, 2010	14,449	2,010	888	17,347
At December 31, 2010	14,836	2,069	870	17,775

52  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 16: Intangible Assets

The following IFRS disclosures relating to the year ended December 31, 2010 are presented in our 2011 first quarter financial report to provide a better understanding of how the adoption of IFRS affected our previously reported annual audited figures for some of our more significant statement of financial position items.

FINITE-LIFE INTANGIBLE ASSETS
		CUSTOMER
		RELATION-	SERVICE
YEAR ENDED DECEMBER 31, 2010	SOFTWARE	SHIPS	CONCESSION	TOTAL
COST
January 1, 2010	4,758	924	218	5,900
Additions	366	–	–	366
Acquisition/(disposition) through business combinations	–	14	–	14
Transfer	203	(1)	–	202
Retirements and disposals	(117)	(4)	–	(121)
Impairment losses recognized in earnings	–	(87)	–	(87)
December 31, 2010	5,210	846	218	6,274
ACCUMULATED AMORTIZATION
January 1, 2010	2,959	204	45	3,208
Amortization for the year	678	49	10	737
Retirements and disposals	(114)	(4)	–	(118)
Impairment losses recognized in earnings	–	(25)	–	(25)
Other	(18)	–	–	(18)
December 31, 2010	3,505	224	55	3,784
NET CARRYING AMOUNT
January 1, 2010	1,799	720	173	2,692
December 31, 2010	1,705	622	163	2,490

INDEFINITE-LIFE INTANGIBLE ASSETS
		SPECTRUM
		AND OTHER
YEAR ENDED DECEMBER 31, 2010	BRAND	LICENCES	TOTAL
CARRYING AMOUNT
January 1, 2010	2,024	1,631	3,655
Additions	–	56	56
December 31, 2010	2,024	1,687	3,711

Note 17: Impairment Testing of Goodwill and Indefinite-Life Intangibles

The following IFRS disclosures relate to the year ended December 31, 2010.
     The carrying value of goodwill is allocated to our CGUs and groups of CGUs as follows.

	BELL	BELL	BELL
AT DECEMBER 31, 2010	WIRELINE	WIRELESS	ALIANT	BCE
Goodwill	2,532	2,302	972	5,806

Indefinite-life intangibles consist principally of spectrum licences and the brand. For impairment testing purposes, spectrum licences are included in the Bell Wireless CGU and the brand is allocated across all CGUs.

RECOVERABLE AMOUNT

The value in use for our CGUs is determined by discounting five-year cash flow projections from business plans approved by senior management. The projections reflect management’s expectations of revenue, EBITDA, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance.
     Cash flows beyond the five-year period have been extrapolated using a perpetuity growth rate of up to 1%. None of the perpetuity growth rates exceed the long-term historical growth rates.
     The pre-tax discount rates, ranging from 8.7% to 9.1%, are applied to the cash flow projections and are derived from the weighted average cost of capital for each CGU or group of CGUs.

BCE INC.  Q1 2011  QUARTERLY REPORT  53

Notes to Consolidated Financial Statements

Note 18: Income Taxes

The following IFRS disclosures relating to the year ended December 31, 2010 are presented in our 2011 first quarter financial report to provide a better understanding of how the adoption of IFRS affected our previously reported annual audited figures for some of our more significant income statement and statement of financial position items.
     The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated using our applicable tax rates. Our applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which we do business.

FOR THE YEAR ENDED DECEMBER 31	2010
Earnings before income taxes	2,822
Applicable tax rate	30.6%
Income taxes computed at applicable rates	(864)
Non-taxable portion of gains on investments	39
Resolution of uncertain tax positions	160
Non-deductible interest on fund unit liability	(113)
Non-taxable portion of Bell Aliant’s income	85
Prior period tax expense adjustment	28
Other	33
Total income taxes	(632)
Average effective tax rate	22.4%

The following tables show aggregate current and deferred taxes relating to items recognized outside the income statement.

AT DECEMBER 31	2010
Current taxes	131
Deferred taxes	260
Total income taxes on items taken to the statement of comprehensive income	391

AT DECEMBER 31
Current taxes	1
Deferred taxes	2
Total income taxes on items taken directly to equity	3

The following table shows the amount of income taxes relating to each component of other comprehensive income.

FOR THE YEAR ENDED DECEMBER 31	2010
Income taxes on components of comprehensive income
Derivatives designated as cash flow hedges	2
Actuarial gains and losses on employee benefit plans	389
Total income taxes in other comprehensive income	391

The following table shows the significant components of income taxes relating to net earnings.

FOR THE YEAR ENDED DECEMBER 31	2010
Current taxes
Current taxes	(478)
Resolution of uncertain tax positions	160
Prior period tax expense adjustment	10
Other	24
Deferred taxes
Deferred taxes relating to the origination and reversal of temporary differences	(360)
Prior period tax expense adjustment	18
Recognition and utilization of loss carryforwards	(16)
Other	10
Total income taxes	(632)

54  BCE INC.  Q1 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statement of financial position and the corresponding tax basis, as well as tax loss carryforwards.

AT DECEMBER 31	2010
Deferred tax items recognized in the income statement:
Non-capital loss carryforwards	219
Indefinite-life intangible assets	(808)
Employee benefit plans	578
Property, plant and equipment and finite-life intangible assets	(284)
Investment tax credits	(137)
Partnership income deferral(1)	(104)
Other	237
(299)
Deferred tax items recognized in equity:
Employee benefit plans	258
Share based payments	12
Derivative financial instruments	4
274
Net deferred tax liability	(25)
Deferred tax assets	501
Deferred tax liabilities	(526)
Net deferred tax liability	(25)
(1)	The taxation year end of certain of Bell Aliant’s corporate subsidiaries differs from their partnership year ends. This results in a deferral of partnership income for tax purposes.

The deferred tax asset of $501 million includes $480 million expected to be recovered in more than one year. The deferred tax liability of $526 million includes $438 million expected to be settled in more than one year.

     At December 31, 2010, BCE had $840 million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $219 million, of which $200 million related to Bell Aliant, on approximately $743 million of the non-capital loss carryforwards. All non-capital loss carryforwards expire in varying annual amounts from 2020 to 2030.

  did not recognize a deferred tax asset for approximately $97 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2021 to 2030.

At December 31, 2010, BCE had $1,308 million in unrecognized capital loss carryforwards which can be carried forward indefinitely.

BCE INC.  Q1 2011  QUARTERLY REPORT  55

This document has been filed by BCE Inc.
with Canadian securities commissions
and the U.S. Securities and Exchange Commission.
It can be found on BCE Inc.’s website at www.bce.ca,
on SEDAR at www.sedar.com and on EDGAR at
www.sec.gov or is available upon request from:

Investor Relations
Building A, 6th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec
H3E 3B3
www.bce.ca

e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970
For additional copies of these statements,
please contact investor relations.

For further information concerning the Dividend
Reinvestment and Stock Purchase Plan (DRP),
direct deposit of dividend payments, the elimination
of multiple mailings or the receipt of quarterly
reports, please contact:

Canadian Stock Transfer Company Inc.
320 Bay Street
3rd floor
Toronto, Ontario
M5H 4A6
tel: 416-360-7725
or 1-800-561-0934
fax: 416-643-5501
or 1-888-249-6189
e-mail: bce@canstockta.com

Pour obtenir un exemplaire de la version française
de ce document, contactez les Relations avec
les investisseurs.

PRINTED IN CANADA / 11-05 BCE-1E